IAMGOLD CORPORATION

TECHNICAL REPORT ON THE SIRIBAYA PROJECT MINERAL RESOURCE ESTIMATE, CERCLE DE KÉNIÉBA, KAYES REGION, REPUBLIC OF MALI

NI 43-101 Report

Qualified Persons:
Tudorel Ciuculescu, M.Sc., P.Geo.

February 14, 2019

RPA 55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907	www.rpacan.com

RPA

Report Control Form

Document Title	Technical Report on the Siribaya Project Mineral Resource Estimate, Cercle de Kéniéba, Kayes Region, Republic of Mali.		
Client Name & Address	IAMGOLD Corporation 401 Bay Street, Suite 3200 Toronto, Ontario M5H 2Y4		
Document Reference	Project #3018	**Status & Issue No.**	FINAL Version
Issue Date	February 14, 2019		
Lead Author	Tudorel Ciuculescu	(Signed)	
Peer Reviewer	Luke Evans	(Signed)	
Project Manager Approval	David Ross	(Signed)	
Project Director Approval	Luke Evans	(Signed)	

Report Distribution

Name	No. of Copies
Client	
RPA Filing	1 (project box)

Roscoe Postle Associates Inc.
55 University Avenue, Suite 501
Toronto, ON M5J 2H7
Canada
Tel: +1 416 947 0907
Fax: +1 416 947 0395
mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1

2	INTRODUCTION	2-1

3	RELIANCE ON OTHER EXPERTS	3-1

4	PROPERTY DESCRIPTION AND LOCATION	4-1

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6	HISTORY	6-1

7	GEOLOGICAL SETTING AND MINERALIZATION	7-1
	Regional Geology	7-1
	Local Geology	7-8
	Property Geology and Mineralization	7-8

8	DEPOSIT TYPES	8-1

9	EXPLORATION	9-1

10	DRILLING	10-1
	Summary	10-1
	Zone 1B	10-4
	Diakha	10-7

11	SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
	Sampling Method and Approach	11-1
	Density Analysis	11-3
	Sample Chain of Custody and Storage	11-3
	Sample Preparation	11-4
	Sample Analysis	11-5
	Quality Assurance/Quality Control	11-5

12	DATA VERIFICATION	12-1
	Drill Hole Database	12-2

13	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

14	MINERAL RESOURCE ESTIMATE	14-1
	Summary	14-1
	Geological Models	14-2
	Resource Databases	14-11
	Assays	14-12
	Assay Capping	14-14
	Composites	14-18
	Block Models	14-20

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	Variography and Trend Analysis	14-22
	Grade Interpolation	14-31
	Cut-off Grade	14-37
	Pit Optimization	14-37
	Classification	14-40
	Block Model Validation	14-43
	Tonnage Grade Curves	14-43
	Resource Estimate by Domains	14-45
	Influence of Artisanal Mining	14-46
	Comparison with Previous Estimate	14-47

15	MINERAL RESERVE ESTIMATE	15-1

16	MINING METHODS	16-1

17	MARKET STUDIES AND CONTRACTS	17-1

18	RECOVERY METHODS	18-1

19	PROJECT INFRASTRUCTURE	19-1

20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

21	CAPITAL AND OPERATING COSTS	21-1

22	ECONOMIC ANALYSIS	22-1

23	ADJACENT PROPERTIES	23-1

24	OTHER RELEVANT DATA AND INFORMATION	24-1

25	INTERPRETATION AND CONCLUSIONS	25-1

26	RECOMMENDATIONS	26-1

27	REFERENCES	27-1

28	DATE AND SIGNATURE PAGE	28-1

29	CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1	Siribaya Mineral Resources – December 31, 2018	1-1
Table 1-2	Recommended Program and Budget	1-4
Table 4-1	Summary of Exploration Permits	4-4
Table 6-1	2012 Siribaya Mineral Resource Estimate	6-2
Table 7-1	Senegalese and Malian Terminology for Birimian Formation	7-3
Table 7-2	Diakha Quartz Vein Measurements in Outcrops	7-19
Table 9-1	Termite Mound Surveys	9-2
Table 10-1	Drill Hole Database Summary	10- 1
Table 11-1	QA/QC Sample Insertion Rates	11- 6

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Table 11-2	Summary of QA/QC Samples	11-6
Table 11-3	Summary of 2014 and 2015 QA/QC Samples	11- 10
Table 11-4	Summary of 2016 to 2018 QA/QC Samples	11- 12
Table 12-1	Verification Sample Comparison	12-1
Table 12-2	December 2015 Database Validation Error Summary	12-3
Table 13-1	Bond Ball Mill Grindability Test Summary	13-1
Table 13-2	Gravity and Leach Test Summary	13- 2
Table 14-1	Siribaya Mineral Resources – December 31, 2018	14- 1
Table 14-2	Material Type Density Summary – Diakha	14- 5
Table 14-3	Material Type Density Summary – Taya Ko and Zone 1B	14- 6
Table 14-4	Zone 1B and Taya Ko Drill Hole Database Records	14- 12
Table 14-5	Diakha Assay Statistics	14- 13
Table 14-6	Zone 1B and Taya Ko Assay Statistics	14- 14
Table 14-7	Diakha Capped Assay Statistics	14- 16
Table 14-8	Zone 1B and Taya Ko Capped Assay Statistics	14- 18
Table 14-9	Diakha Composite Statistics	14- 19
Table 14-10	Zone 1B and Taya Ko Composite Statistics	14- 20
Table 14-11	Diakha Block Model Attributes	14- 21
Table 14-12	Zone 1B and Taya Ko Block Model Attributes	14- 21
Table 14-13	Search Ellipse and Sample Selection Parameters	14- 31
Table 14-14	Ellipse Orientation - GEMS ADA Convention	14- 32
Table 14-15	Zone 1B and Taya Ko Interpolation Parameters	14- 32
Table 14-16	Diakha Pit Optimization Factors	14- 37
Table 14-17	Zone 1B and Taya Ko Pit Optimization Factors	14- 38
Table 14-18	Mineral Resources by Zone – December 31, 2018	14- 45
Table 14-19	Diakha Resources – Comparison with Previous Estimate	14- 47
Table 26-1	Recommended Program and Budget	26-2

LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-2
Figure 4-2	Claim Map	4-5
Figure 7-1	Simplified Geological Map of the West African Craton	7-2
Figure 7-2	Lithostructural Map of the Kédougou- Kéniéba Inlier	7-7
Figure 7-3	Property Geology	7-9
Figure 7-4	The Boto and Siribaya Trends	7-10
Figure 7-5	Artisanal Excavations at Diakha	7-11
Figure 7-6	The Senegalo- Malian Shear Zone	7-13
Figure 7-7	Diakha Vertical Section 6,290N Looking N25°E	7-16
Figure 7-8	Main Host Rocks at DIakha	7-17
Figure 7-9	Stereonet of Bedding Measurements at Diakha	7-18
Figure 7-10	Stereonet of Vein Measurements at Diakha	7-19
Figure 7-11	QEMSCAN of Diakha Alteration	7-20
Figure 7-12	Photomicrograph of Diakha Alteration	7-21
Figure 7-13	High Grade Gold Mineralization	7-22
Figure 7-14	QEMSCAN of Fracture-Controlled Free Gold Mineralization in SRD 15-171 at 130.2 m	7-23

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Figure 7-15	Photomicrograph of Fracture- Controlled Free Gold Mineralization in SRD 15- 171 at 130.2 m	7-23
Figure 7-16	Photomicrograph of Free Gold in Gangue in SRD 14- 145 at 81.47 m	7-24
Figure 7-17	Photomicrograph of Gold in Fracture Rimmed by Chalcopyrite in SRD 15- 171 at 130.2 m	7-24
Figure 7-18	Siribaya Zone 1B Geology and Chargeability Maps	7-28
Figure 7-19	Stereonet of Bedding Measurements at Siribaya 1B	7-29
Figure 7-20	Structural Evolution of the Siribaya Trend	7-31
Figure 7-21	Carbonate- Chlorite- Magnetite-Pyrite Association	7-33
Figure 7-22	Silicification	7-34
Figure 7-23	Silicification – Other Examples	7-35
Figure 7-24	Pyrite-Magnetite Association	7-37
Figure 7-25	Pyrite-Arsenopyrite-Chalcopyrite Association	7-38
Figure 7-26	Siribaya Zone 1B Section 1,372,650N	7-39
Figure 9-1	2018 AC program on the Siribaya project	9-4
Figure 9-2	IP/Resistivity survey on the block West in Late 2017 - Early 2018	9-6
Figure 10- 1	Drill Hole Collar Map: Diakha	10- 2
Figure 10- 2	Drill Hole Collar Map: Zone 1B and Taya Ko	10- 3
Figure 11- 1	RC Field Duplicate Scatter Plot	11- 11
Figure 11- 2	RC 2016 -2017 Field Duplicate Scatter Plot	11- 14
Figure 11- 3	RC 2018 Field Duplicate Scatter Plot	11- 14
Figure 14- 1	Diakha Weathering Model – Section 69,500N	14- 4
Figure 14- 2	Zone 1B Weathering Model – Section 1,372,565N	14- 5
Figure 14- 3	Diakha Mineralization Wireframes	14- 8
Figure 14- 4	Zone 1B and Taya Ko Mineralization Wireframes	14- 10
Figure 14- 5	Assay Histogram for Lens 18C10	14- 15
Figure 14- 6	Assay Histogram for Domain 1	14- 17
Figure 14- 7	Assay Histogram for Domains 2 to 10	14- 17
Figure 14- 8	Artisanal Working Trends	14- 23
Figure 14- 9	Lens 18C12 Grade Trends	14- 24
Figure 14- 10	Lens 18C10 Variograms	14- 26
Figure 14- 11	Domains 2 to 10 Downhole Correlogram	14- 27
Figure 14- 12	Domains 2 to 10 Along Strike Correlogram	14- 28
Figure 14- 13	Domains 2 to 10 Down Dip Correlogram	14- 28
Figure 14- 14	Domain 5 Down Dip Correlogram	14- 29
Figure 14- 15	Domain 5 Along Strike Correlogram	14- 29
Figure 14- 16	Domain 5 Contoured Longitudinal Looking West	14- 30
Figure 14- 17	Domain 1 Contoured Longitudinal Looking West	14- 30
Figure 14- 18	Domain 2 Contoured Longitudinal Looking West	14- 31
Figure 14- 19	Diakha Gold Blocks – 87.5 m Bench	14- 33
Figure 14- 20	Diakha Gold Blocks and Composites – Section 69,450N	14- 34
Figure 14- 21	Zone 1B Gold Blocks and Composites – 140 m Bench	14- 35
Figure 14- 22	Zone 1B Gold Blocks and Composites – 1,372,150N	14- 36
Figure 14- 23	Diakha Interpolated Gold Grade and Resource Shell	14- 39
Figure 14- 24	Diakha Classification	14- 41
Figure 14- 25	Zone 1B Domain 5 Indicated Areas	14- 42
Figure 14- 26	Zone 1B Domain 2 Indicated Area	14- 42
Figure 14- 27	Diakha Tonnage Grade Curve	14- 44
Figure 14- 28	Zone 1B and Taya Ko Tonnage Grade Curve	14- 44

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by IAMGOLD Corporation (IAMGOLD) to prepare an independent Technical Report on the Siribaya Project (the Project), located in the southwestern Kayes Region of the Republic of Mali. The purpose of this report is to support the disclosure of an updated Mineral Resource estimate for the Diakha gold deposit. RPA’s 2015 Mineral Resource estimates for the Zone 1B and Taya Ko gold deposits remain unchanged. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

IAMGOLD is a mid-tier gold producer with four operating gold mines and several exploration projects on three continents. On December 22, 2016, IAMGOLD announced acquisition of 100% of its joint venture partner on the Siribaya Project, Merrex Gold Inc. (Merrex). The Siribaya Project is now 100% owned by IAMGOLD. The Siribaya Project, the subject of this report, consists of eight contiguous exploration permits covering a total area of 596.5 km2, and includes the Diakha, Zone 1B, and Taya Ko deposits. It is located in the Cercle de Kéniéba, Kayes Region, Republic of Mali.

RPA has updated the Mineral Resource estimate for the Diakha deposit. RPA’s 2015 Mineral Resource estimate for Zone 1B and Taya Ko deposits remains unchanged. The resources are based on block models constrained with 3D wireframes for the mineralized domains. Values for gold were interpolated into blocks using inverse distance squared (ID2) for Zone B1 and Taya Ko and inverse distance cubed (ID3) for Diakha. The estimate is summarized in Table 1-1.

TABLE 1-1 SIRIBAYA MINERAL RESOURCES – DECEMBER 31, 2018
IAMGOLD Corporation - Siribaya Project

	Indicated Resources			Inferred Resources
Deposit	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Zone 1B
Laterite	110,000	1.36	4,800	123,000	1.24	4,900
Saprolite	774,000	1.55	38,600	1,670,000	1.33	71,300
Saprock	952,000	2.21	67,700	1,996,000	1.64	105,500

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	Indicated Resources			Inferred Resources
Deposit	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Rock	266,000	2.05	17,500	305,000	1.84	18,000
Zone 1B Total	2,102,000	1.90	128,500	4,094,000	1.52	199,700

Taya Ko
Laterite				163,000	0.92	4,800
Saprolite				616,000	1.06	20,900
Saprock				101,000	0.95	3,100
Rock				2,000	1.56	100
Taya Ko Total				882,000	1.02	28,900

Diakha
Laterite				-	-	-
Saprolite	446,000	1.01	14,500	241,000	0.99	7,700
Saprock	953,000	1.02	31,300	929,000	0.96	28,800
Rock	14,530,000	1.22	569,500	17,033,000	1.66	911,000
Diakha Total	15,929,000	1.20	615,300	18,203,000	1.62	947,500

Total	18,031,000	1.28	743,800	23,179,000	1.58	1,176,100

Notes:

1.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for classification of Mineral Resources.

2.	Mineral Resources are estimated at cut-off grades ranging from 0.35 g/t Au to 0.45 g/t Au.
3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.
4.	High grade capped assay values vary from 10 g/t Au to 20 g/t Au based on geological area.
5.	Bulk density varies from 1.55 g/cm3 to 2.67 g/cm3 based on deposit and weathering code.
6.	The resources are constrained by a Whittle pit shell.
7.	Numbers may not add due to rounding.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, or other relevant factors that could materially affect the resource estimate at the time of this report.

CONCLUSIONS
Significant Mineral Resources are present at the Siribaya Project. Recent RC and core drilling at Diakha, representing almost double the drilling available for the previous estimate, enabled a significant increase to the Mineral Resource estimate. Targeted infill drilling is required to convert higher grade Inferred Resources to Indicated category at Diakha.

The current Mineral Resource estimate for the Siribaya Project is based on a conceptual open pit mining method and includes 18 Mt at an average grade of 1.28 g/t Au, containing 0.74 Moz

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Au in the Indicated category. An additional 23.2 Mt at an average grade of 1.58 g/t Au containing 1.2 Moz gold is in the Inferred category. The bulk of the resources consist of fresh rock, with contribution from material with various degrees of weathering at the surface.

Sampling and assaying were adequately completed and were carried out using industry standard QA/QC practices. The resources were constrained by interpreted mineralized wireframes built using a nominal cut-off grade of 0.2 g/t Au, guided by a combination of gold grade, controlling structures, and alteration. High grade assays were capped prior to compositing. Block model grades were estimated using ID3 and ID2 interpolation methods. The resources were reported inside Whittle resource shells.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

RPA concludes that a significant amount of technical work has been carried out by IAMGOLD and that additional exploration, drilling, metallurgical and engineering work is warranted at the Siribaya Project.

RECOMMENDATIONS
RPA recommends that IAMGOLD continue to evaluate the technical and economic viability of the Siribaya Gold Project and concurs with IAMGOLD’s proposed two-year exploration program and budget, which includes the following objectives:

1.	Deposit Evaluation:

•	Complete additional delineation drilling to continue to increase confidence in the resource and convert further inferred resources to an indicated category.

•	Step out drilling to target potential incremental expansion of resources along the east area of the Diakha deposit.

•

Initiate a comprehensive metallurgical testing program based on representative composite samples to confirm the positive gold recovery results demonstrated in preliminary testing and determine the grindability characteristics of the various mineralization types and oxidation states of the host lithologies.

•	Complete a scoping level study to determine a range of potential development scenarios to support advancement to more detailed economic studies.

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2.	Regional Exploration:

•

Initiate first pass drill testing of a number of high priority targets identified between the Zone 1B and the Diakha deposits to evaluate for the presence of additional zones of mineralization with potential to increase the resource inventory on the property.

•	Continue early stage target generation and screening within the nearly 600 km² concessions to identify news areas of mineralization/alteration for further exploration as warranted.

Table 1-2 summarizes the recommended exploration program and budget.

TABLE 1-2 RECOMMENDED PROGRAM AND BUDGET
IAMGOLD Corporation - Siribaya Project

Item	Total (C$)
Deposit Evaluation
Infill Drilling (12,000 m at $225/m)	2,700,000
Extension Drilling (8,000 m at $225/m)	1,800,000
Metallurgical Study	300,000
Scoping Study	700,000
Subtotal	5,500,000

Regional Exploration
Geology / Geophysics	650,000
Air Core Geochemical Sampling (15,000 m at $35/m)	525,000
Exploration Drilling (15,000 m at $ 175/m)	2,625,000
Exploration Concession Fees	250,000
General Camp	450,000
Subtotal	4,500,000
Contingency	1,000,000
Grand Total	11,000,000

RPA also recommends the following specific work:

•	Continue to use oriented core and analyze the relationship between structural measurements and mineralization.

•	Update the QA/QC procedures to include the regular submission of core field duplicates, pulp duplicates, and pulp checks at a secondary laboratory.

•	Continue monitoring artisanal mining activity on the Project.

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TECHNICAL SUMMARY
PROPERTY DESCRIPTION AND LOCATION
The Siribaya Project is located within the Region of Kayes, in the southwest of the Republic of Mali (Mali). The Region of Kayes shares borders with Senegal to the west and Guinea to the south. The property is located 50 km south of the city of Kéniéba, in the Cercle (prefecture) of Kéniéba, the southernmost Cercle in the Region of Kayes. It is approximately 400 km west of Bamako, Mali’s capital city. The centre of the property is located at approximately 12°15’ N latitude and 11°10’ W longitude. The key exploration permits are Siribaya-II and Kambaya-II, which host the Zone 1B (and Taya Ko) and the Diakha deposits, respectively.

LAND TENURE
The property consists of eight contiguous permits, covering approximately 596.5 km², in various stages of applications and renewals, which are administered by IAMGOLD Exploration Mali SARL (IEM).

In 2016, the Kambaya permit area was extended to the north to include continuity of Diakha and was simultaneously reduced to 100 km² as per regulations within the 2012 Mining Code. Decree granting a new permit, Kambaya-II, was issued in 2017. A new application was submitted for Taya-Malea-Sud permit as it expired on November 10, 2018. The convention was held on December 5, 2018 and decree granting a new permit is shortly anticipated.

EXISTING INFRASTRUCTURE
There is little infrastructure in the area. The permits lie just south of the Falémé River, which supplies sufficient water for general exploration activities. The Falémé River crossing is possible during the rainy season using barge in Fekola village. Although presently abandoned, a 1.5 km long, lateritic, privately owned airstrip lies 35 km from the Project in Faléa village. Fekola gold mine has an airstrip two hours from Siribaya base camp and 45 minutes from Diakha.

The Siribaya camp consists of dormitories, lavatories, a modern kitchen, an office building, a covered core logging facility, and sample storage area. The camp is equipped with site generated electric power and satellite communications.

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HISTORY
Various parts of the Siribaya property have been explored by numerous owners over the last 20 years. As access to this region is very difficult, especially during the rainy season, very little historical exploration has been conducted over the property. In fact, only three previous operators have conducted noteworthy work in the area: SOMAGECO SARL, Syndicat Or, and Emerging Africa Gold (EAG). SOMAGECO SARL, a small Malian exploration company with limited technical and financial capacity, completed some geological mapping during the 1980s. Also during this time, Syndicat Or held a small portion of the current Taya-Maléa and Kofia permits as part of a larger holding, however, their exploration work was completed outside the current Siribaya property boundary, with the exception of a semi-regional geology map, completed at a scale of 1:50,000, which covered the Siribaya property almost in its entirety.

EAG conducted the most significant historical exploration work on the property. EAG controlled a permit area very similar to the current Siribaya permit outline and, from 1996 to 1997, produced a set of 1:50,000 scale maps based on previous exploration work augmented by their own reconnaissance. These included a topographic map, a geomorphological map, a litho-structural map, and a map of the distribution of the artisanal mining sites from air photos.

In 2005, Merrex purchased five exploration permits over the Siribaya property from Touba, a Malian company, and subsequently expanded the Project through direct application to the Malian government. The Project then became subject to a 50% earn-in option agreement between IAMGOLD and Merrex, which was completed in the fourth quarter of 2011. On December 22, 2016, IAMGOLD announced acquisition of 100% of its joint venture partner on the Siribaya Project, Merrex. The Siribaya Project is now 100% owned by IAMGOLD.

GEOLOGY AND MINERALIZATION
The Project is hosted in early Proterozoic Birimian metamorphic rocks bordered to the east and southwest by late Proterozoic generally unmetamorphosed clastic sedimentary rocks. The Birimian rocks of the Project area belong to the Kofi and Daléma formations, which generally trend north-south. The Kofi Formation comprises a sequence of shelf carbonates and calcareous clastic rocks, turbiditic sedimentary rocks, tourmalinized quartzwackes, feldspathic sandstones, and calcareous greywackes with argillite intercalations.

Important gold surface anomalies occur at several locations on the Siribaya Project, including Diakha, Kono, Zone 1B, Taya Ko, Zone 1A, Timeta, and the Bambadinka sector. To date, three

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gold deposits have been identified on the Project: Diakha; Siribaya Zone 1B, and Taya Ko. The Diakha and Zone 1B are the main areas of interest and are situated on the Boto and Siribaya trends, respectively.

The Diakha deposit is located in the southern part of the Kambaya claim, near the southern limit of the exposure of the Birimian rocks of the Kédougou-Kéniéba inlier. It is surrounded by Late Proterozoic hills to the west, south, and east. The Diakha deposit occurs on both sides of the eastern branch of the north-south trending SMSZ. This branch appears to splay off the so called ''main branch'' approximately 18 km further north near the Fekola gold deposit. From the southern edge of the Kedougou-Kenieba inlier (Diakha area), going north across Guinea, then the Boto deposits located in Senegal and finally the Fekola deposit in Malian territory, this eastern SMSZ branch follows an extensive limestone layer (locally called “cipolin”) stratigraphically overlying the massive Guemedji Sandstone Unit (to the east) and underlying a pelitic and volcano-sedimentary unit (to the west).

The Diakha area is highlighted by a strong surface geochemical Au anomaly mostly related to the generally very limited regolith and associated masking. The area is also a location for artisanal mining.

Zone 1B and Taya Ko occur within the north-northeast trending Siribaya structural trend, which has been traced by geophysics and geochemistry for over 10 km along strike, with a width of up to approximately 1.0 km to 1.5 km. Zone 1B and Taya Ko are located in the central-eastern part of the Siribaya-II permit and partly extend into the Taya-Maléa-II permits. Taya-Ko (also known as Zone 1A in Merrex reports) is in the Taya-Maléa-II permit and extends into the Siribaya-II permit along its north-northeast trend. Zone 1B and Taya Ko are coincident with a significant gold soil anomaly.

EXPLORATION STATUS
Exploration work at Siribaya began with a compilation of historical data over the Project area. Historical targets were further investigated through targeted prospecting, mapping, soil geochemical surveys, trenching and pitting, and ground and airborne geophysics.

The Mineral Resources discussed in this report were estimated using the data provided by reverse circulation (RC) and diamond core drilling (DD) completed in Zone 1B by IAMGOLD’s previous JV partner Merrex from 2006 to 2009 and IAMGOLD’s subsidiary IEM from 2009 until

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2018. The Siribaya drilling has outlined two zones, Zone 1B and Zone 1A, of gold mineralization along a north-northeast trending corridor termed the Siribaya structure. On the Kambaya permit, the Diakha zone was drilled by IAMGOLD’s subsidiary IEM from 2014 until the date of this report.

MINERAL RESOURCES
RPA has updated the Mineral Resource estimate for the Diakha deposit. RPA’s 2015 Mineral Resource estimate for Zone 1B and Taya Ko deposits remains unchanged. The resources are based on block models constrained with 3D wireframes for the mineralized domains. Values for gold were interpolated into blocks using inverse distance squared (ID2) for Zone B1 and Taya Ko and inverse distance cubed (ID3) for Diakha. The estimate is summarized in Table 1-1.

The weathering surfaces were constructed by IAMGOLD geologists based on lithological and weathering logs, and the mineralization wireframes were based on gold assays at a nominal cut-off grade of approximately 0.3 g/t Au at Diakha and approximately 0.2 g/t Au at Zone 1B and Taya Ko. RPA reviewed the interpretation of the mineralized domains and adopted the mineralized wireframes and weathering surfaces provided by IAMGOLD geologists.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by IAMGOLD Corporation (IAMGOLD) to prepare an independent Technical Report on the Siribaya Project (the Project), located in the southwestern Kayes Region of the Republic of Mali. The purpose of this report is to support the disclosure of an updated Mineral Resource estimate for the Diakha gold deposit. RPA’s 2015 Mineral Resource estimates for the Zone 1B and Taya Ko gold deposits remain unchanged. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

IAMGOLD is a mid-tier gold producer with four operating gold mines and several exploration projects on three continents. On December 22, 2016, IAMGOLD announced acquisition of 100% of its joint venture partner on the Siribaya Project, Merrex Gold Inc. (Merrex) (IAMGOLD Press Release, 2016). The Siribaya Project is now 100% owned by IAMGOLD. The Siribaya Project, the subject of this report, consists of eight contiguous exploration permits covering a total area of 596.5 km2, and includes the Diakha, Zone 1B, and Taya Ko deposits. It is located in the Cercle de Kéniéba, Kayes Region, Republic of Mali.

SOURCES OF INFORMATION
A site visit was carried out by Tudorel Ciuculescu, M.Sc., P.Geo., RPA Senior Geologist, from November 27 to 30, 2018. Mr. Ciuculescu was accompanied by Philippe Biron, IAMGOLD Senior Resource Geologist. Discussions were held with the following IAMGOLD personnel at IAMGOLD’s Siribaya exploration camp offices:

•	Philippe Biron, Senior Resource Geologist
•	Barthelemy Kramo, Project Manager
•	Sangare Adama, Senior Geologist

RPA is familiar with this Project and Mr. Ciuculescu co-authored RPA’s previous Technical Report dated January 25, 2016 (Evans et al., 2016). Mr. Ciuculescu is responsible for all sections of the report. The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS
Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for IAMGOLD. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report

•	Assumptions, conditions, and qualifications as set forth in this report

For the purpose of this report, RPA has relied on ownership information provided by IAMGOLD. RPA has not researched property title or mineral rights for the Siribaya Project and expresses no opinion as to the ownership status of the property.

RPA has relied on IAMGOLD for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Siribaya Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

This section is summarized in part from Patrick et al. (2012).

The Siribaya Project is located within the Region of Kayes, in the southwest of the Republic of Mali (Mali). The Region of Kayes shares borders with Senegal to the west and Guinea to the south. The property is located 50 km south of the city of Kéniéba, in the Cercle (prefecture) of Kéniéba, the southernmost Cercle in the Region of Kayes. It is approximately 400 km west of Bamako, Mali’s capital city (Figure 4-1). The centre of the property is located at approximately 12°15’ N latitude and 11°10’ W longitude.

MINERAL AND SURFACE RIGHTS IN MALI
Exploration and exploitation of mineral deposits in Mali are defined and regulated in the country’s Mining Code dated February 27, 2012 (No. 2012-015) and the Mining Regulation Decree dated June 21, 2012 (No. 2012-311/P-RM), and overseen by the Ministry of Mines (Direction Nationale de la Géologie et des Mines, DNGM).

In addition, the prospecting, exploration, and exploitation agreements entered into by mineral-title applicants and the State of Mali are regulated in Decree No. 2012 490/PM-RM (September 7, 2012), and all items pertaining to the operation and management of a fund to finance exploration, training, and promotion of mining activities are defined and regulated in Decree No. 2012-717 dated December 20, 2012.

The above Mining Code and decrees have superseded the 1999 Mining Code (Order No. 99 - -032/P RM) and related decrees (No. 99-255/P-RM, No. 00- 013/P-RM, and No. 99-256/PM-RM); however, some aspects are still governed by the 1999 mining legislation for titles granted prior to February 2012. The 2012 Mining Code is currently under review.

The Mining Code defines two different classes of exploration and mining titles. The first class, called Authorizations, includes short term prospecting, exploration, and small scale mining permits available to Malian corporations. The second class, Licences, permits larger scale exploration and exploitation projects, and is the relevant class of title for the Siribaya Project. It is discussed in more detail below.

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Figure 4-1
IAMGOLD Corporation
Siribaya Project
Kayes Region, Republic of Mali
Location Map
Legend:
National Capital
Regional Capital
Town, Village
Major Airport
International Boundary
Regional Boundary
Main Road
Secondary Road
Other Road or Track
Railroad
0 100 200 300 Kilometres
0 100 200 Miles
The boundaries and names shown and the designations used on this map do not imply official endorsement or acceptance by the United Nations.
MALI
ALGERIA
MAURITANIA
SENEGAL
GUINEA
CÔTE D'IVOIRE
BURKINA FASO
GHANA
BENIN
NIGER
NIGERIA
TOMBOUCTOU
KIDAL
GAO
MOPTI
KAYES
KOULIKORO
SÉGOU
SIKASSO
Bamako
Niamey
Ouagadougou
Kayes
Tombouctou (Timbuktu)
Gao
Kidal
Mopti
Ségou
Sikasso
Koulikoro
Taoudenni
N
SIRIBAYA
February 2019
Source: Map No. 4231, United Nations, 2004.
RPA
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Exploration permits are valid for an initial period of three years, and are twice renewable in two year increments. Provisions exist in the code to allow additional time for the completion of a Feasibility Study.

Applications for an exploration permit over a concession area or block are made to the DNGM, and must specify the group of minerals for which exploration work will be performed: precious and fine stones, precious metals and industrial minerals, bulk metals, energy minerals, or non-metallic substances. Once granted, all exploration permit holders are required to enter into a founding agreement, referred to as a “Convention d’Établissement,” with the Malian government. This agreement, negotiated between the parties, comprehensively fixes all of the conditions that will apply to exploration and, in the event of a discovery, exploitation. The conditions include the work obligations, reporting, taxes, duties, duty-free arrangements, and state equity participation, among others, required to maintain the permit in good standing.

Upon expiry of the exploration permit, the operator must relinquish the property or be in application for an exploitation permit, valid for 30 years and renewable in 10 year increments. Once the exploitation permit is granted, exploitation must begin within three years.

Exploration and exploitation permits do not include surface rights. Surface rights can be purchased, or obtained through payment to the owner. If the surface rights owner refuses the authorization to conduct exploration or other mining activities to a permit holder, such authorization can be legally enforced provided adequate compensation is given. If the normal land use becomes impossible due to the exploration or mining activities, the surface owners can force the mineral permit holder to acquire the property.

LAND TENURE
The property consists of eight contiguous permits, covering approximately 596.5 km², in various stages of applications and renewals, which are administered by IAMGOLD Exploration Mali SARL (IEM). A map of the exploration permits is shown in Figure 4-2. The key exploration permits are Siribaya-II and Kambaya-II, which host the Zone 1B (and Taya Ko) and the Diakha deposits, respectively.

A list of the exploration permits is provided in Table 4-1. IAMGOLD reports that all exploration permits are in good standing. The Project’s land tenure was reduced from 11 permits to eight

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permits as the two easternmost permits (Diarindi and Babara-Est) were returned. Additionally, the Siribaya and Siribaya-Centre permits were consolidated into one permit, Siribaya-II.

In 2016, the Kambaya permit area was extended to the north to include continuity of Diakha and was simultaneously reduced to 100 km² as per regulations within the 2012 Mining Code. Decree granting a new permit, Kambaya-II, was issued in 2017. A new application was submitted for Taya-Malea-Sud permit as it expired on November 10, 2018. The convention was held on December 5, 2018 and decree granting a new permit is shortly anticipated.

TABLE 4-1 SUMMARY OF EXPLORATION PERMITS
IAMGOLD Corporation - Siribaya Project

Permit Name	Owner	Area (km2)
Siribaya-II	SES	33
Siribaya-Ouest	SES	66
Taya-Maléa-II	IEM	75
Taya-Maléa-Sud	SES	75
Babara-II	IMC	71
Kofia-II	IMC	73.5
Kofia-Sud	Merrex	70
Kambaya-II	IEM	100
Total	8	596.5

Notes:
     SES: Société d'Exploration de Siribaya SARL
     IEM: IAMGOLD Exploration Mali SARL
     IMC: IAMGOLD Mali Corporation SARL

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4-5

240,000
260,000
280,000
1,380,000
1,360,000
N
Diakha
Zone 1B & Taya-Ko
Kambaya-II
Siribaya-Ouest
Siribaya-II
Taya-Malea-II
Kofia-II
Babara-II
Taya-Malea-Sud
Kofia-Sud
Hamdalaye
Falea
Legend:
Kambaya Claim
Siribaya II Claim
Other Claims
0 2 4 6 8 10
Kilometres

Figure 4-2

IAMGOLD Corporation

Siribaya Project
Kayes Region, Republic of Mali
Claim Map

February 2019

Source: IAMGOLD, 2018.

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IAMGOLD/MERREX JOINT VENTURE
The Project was originally consolidated by Merrex through the purchase of five exploration permits from Touba Mining SARL (Touba) in 2005, and an expansion of those holdings through direct application to the Malian government. In December 2008, the whole land package became subject to a 50% earn-in option agreement between IAMGOLD and Merrex, which was completed in the fourth quarter of 2011 (Merrex News Release, 2012). On November 25, 2015, Merrex concluded a shares-for-debt settlement with IAMGOLD, increasing IAMGOLD’s shareholding in Merrex from 15.17% to 25.20% (Merrex News Release, 2015). On December 22, 2016, IAMGOLD announced acquisition of 100% of its joint venture partner on the Siribaya Project, Merrex (IAMGOLD Press Release, 2016). The Siribaya Project is now 100% owned by IAMGOLD.

ROYALTIES
The Malian government maintains the right to a 10% non-dilutable free carried interest in the capital of a company holding an exploitation permit, in addition to an option to acquire another 10% participating interest.

Fiscal conditions are set out in the “Convention d’Établissement” which allows for repatriation of capital and dividends. Mining ventures are generally free of corporate tax for the first five years of production. Thereafter, the tax rate is 35%, or less when profit is reinvested in Mali. A depletion allowance can be negotiated up to 27.5% . All equipment for the Project can be imported duty free during the exploration period and for the first three years of the exploitation period.

There is a 6% royalty payable to the government, comprised of a mining royalty on the value of production (3%) and a value added tax (3%). In addition, Touba holds a net profit interest (NPI) royalty of 5%.

RPA is not aware of any significant environmental liabilities on the property. IAMGOLD has all required permits to conduct the proposed work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property. RPA notes, however, that artisanal miners or “orpailleurs” have excavated a significant number of shafts and pits at Diakha. IAMGOLD has commissioned a study to monitor and account for orpailleur activities within the Project area.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

This section is summarized in part from Patrick et al. (2012).

ACCESSIBILITY
Access to the site is via a 83 km dirt road from Kéniéba, the closest city in the region. Kéniéba lies approximately 430 km from Bamako along the new Kati-Kéniéba highway. There are two access roads leading to the Siribaya Project, depending on the season. From January to July, the Project is accessible via Dabia, which is located 28 km before Kéniéba, and Makounké, crossing 38 km of laterite track and fording the Falémé River in Makounké village. From July to December, the Falémé River is no longer fordable and the Project is accessible through Fadougou (Fekola Gold Mine) and crossing the Falémé River with a barge in Fekola village.

CLIMATE
The Siribaya property is located in the Soudan-Sahel climatic region and has a continental subtropical climate characterized by two distinct seasons: a rainy season from July to October and a dry season from October to June. It is generally hot and dry from February to June (35°C to 45°C), humid and hot from June to November (30°C to 40°C), and relatively mild and dry from December to February (20°C to 25°C). The annual Harmattan is a dry wind that blows from the north during the dry season.

Drilling is generally not possible during the rainy season, due to high rainfall creating impassable rivers and roads. General fieldwork tasks tend to be restricted to the period from July to late October.

LOCAL RESOURCES
The Kéniéba area has a long history of artisanal and more recently modern mechanized gold mining and a large, experienced pool of local labour is available. Heavy equipment such as bulldozers and trucks are available both in Kéniéba and Kayes. Modern telephone communications, government offices, and wholesalers are also available.

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The local population are essentially artisanal gold miners and subsistence farmers who raise cattle and goats and cultivate dry land grain, mango trees, and gourds for use in cooking.

INFRASTRUCTURE
There is little infrastructure in the area. The permits lie just south of the Falémé River, which supplies sufficient water for general exploration activities. The Falémé River crossing is possible during the rainy season using barge in Fekola village. Although presently abandoned, a 1.5 km long, lateritic, privately owned airstrip lies 35 km from the Project in Faléa village. Fekola gold mine has an airstrip two hours from Siribaya base camp and 45 minutes from Diakha.

The Siribaya camp consists of dormitories, lavatories, a modern kitchen, an office building, a covered core logging facility, and sample storage area. The camp is equipped with site generated electric power and satellite communications.

PHYSIOGRAPHY
The Project area is generally flat and characterized by gentle hills which may be flat topped with in-situ lateritic crusts or “cuirasses”. The Falémé River, lying just north of the Project area and flowing northwest, has created incised meanders at its edge. Some deposits of eroded laterites also occur. The landscape includes termite mounds of different types which occur in areas of laterite sheets. Ephemeral rivers and drainage channels are fed in the wet season by run-off from the lateritic plateaus.

Elevations on the property range from 120 MASL to 150 MASL. The sandstone Tambaoura Escarpment bounds the Kéniéba plain on its eastern side, and reaches elevations up to 660 m. The area is relatively uninhabited and potential tailings storage, waste disposal, heap leach pad, and processing plant areas are available in the vicinity of the permitted area.

Vegetation is generally sparse and consists of grass and few thorny and deciduous trees, which are more common proximal to water courses.

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6 HISTORY

PRIOR OWNERSHIP AND EXPLORATION HISTORY
Various parts of the Siribaya property have been explored by numerous owners over the last 20 years. Ownership changes, as well as differing claim reduction processes affecting old permits, have created complex ownership history over the property. Accordingly, this time period is discussed in general, rather than specific terms, with focus on activities directly relevant to the current boundaries of the Project.

As access to this region is very difficult, especially during the rainy season, very little historical exploration has been conducted over the property. In fact, only three previous operators have conducted noteworthy work in the area: SOMAGECO SARL, Syndicat Or, and Emerging Africa Gold (EAG). SOMAGECO SARL, a small Malian exploration company with limited technical and financial capacity, completed some geological mapping during the 1980s. Also during this time, Syndicat Or held a small portion of the current Taya-Maléa and Kofia permits as part of a larger holding, however, their exploration work was completed outside the current Siribaya property boundary, with the exception of a semi-regional geology map, completed at a scale of 1:50,000, which covered the Siribaya property almost in its entirety.

EAG conducted the most significant historical exploration work on the property. EAG controlled a permit area very similar to the current Siribaya permit outline and, from 1996 to 1997, produced a set of 1:50,000 scale maps based on previous exploration work augmented by their own reconnaissance. These included a topographic map, a geomorphological map, a litho-structural map, and a map of the distribution of the artisanal mining sites from air photos.

EAG also conducted a geological survey concurrently with a soil sampling program which collected 1,651 soil samples and 36 rock samples over 165 line km, on the current Siribaya and Taya-Maléa permits. A total of 450 line km were also surveyed over the Kofia and Babara permits, and 4,566 soil samples and 32 rock samples were collected.

In 2005, Merrex purchased five exploration permits over the Siribaya property from Touba, a Malian company, and subsequently expanded the Project through direct application to the Malian government. The Project then became subject to a 50% earn-in option agreement between IAMGOLD and Merrex, which was completed in the fourth quarter of 2011. On December 22, 2016, IAMGOLD announced acquisition of 100% of its joint venture partner on

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the Siribaya Project, Merrex (IAMGOLD Press Release, 2016). The Siribaya Project is now 100% owned by IAMGOLD.

HISTORICAL RESOURCE ESTIMATES
There have been no known historical mineral resource estimates on the property. ACA Howe International Ltd (ACA Howe) prepared Mineral Resource estimates and NI 43-101 Technical Reports for the Siribaya property in 2009, 2010, and 2012 for Merrex. The Mineral Resources reported in 2012 are listed in Table 6-1 (Patrick et al., 2012). RPA notes that the ACA Howe Mineral Resources are superseded by the Mineral Resources contained in this report.

TABLE 6-1 2012 SIRIBAYA MINERAL RESOURCE ESTIMATE
IAMGOLD Corporation - Siribaya Project

			Contained Gold
Zone	Tonnes (000 t)	Grade (g/t Au)	(000 oz)
Indicated
Zone 1B	4,045	2.34	303.9
Total	4,045	2.34	303.9

Inferred
Zone 1B	1,128	2.03	73.7
Zone 1A	3,189	2.22	227.7
Total	4,316	2.17	301.4

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.
2.	The Qualified Person responsible for the Mineral Resource estimate is David J. Patrick, FIMMM, FAusIMM, Director and Principal Geologist of ACA Howe International Ltd.
3.	Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au.
4.	Average bulk density is 2.05 g/cm3 in the Indicated portion of Zone 1B and 2.02 g/cm3 in the Inferred portion. Average bulk density in Zone 1A is 2.10 g/cm3.
5.	No distinction is made between underground or open pit potential to a depth of 350 m below surface.

PAST PRODUCTION
There has been no known commercial scale production on the property; however, artisanal scale gold production has occurred. No records exist as to the amount of gold produced from this work.

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7 GEOLOGICAL SETTING AND MINERALIZATION

This section is summarized in part from Patrick et al. (2012) and Evans (2013).

REGIONAL GEOLOGY
The geology of West Africa is dominated by cratons composed of rocks of Archean and Early Proterozoic age, Pan-African mobile zones of Late Proterozoic age, and younger intra-cratonic sedimentary basins ranging in age from Proterozoic up to Quaternary.

The Project is located within the West African Craton (WAC), in the southeastern part of the Early Proterozoic (Birimian) Kédougou-Kéniéba inlier, which covers eastern Senegal and western Mali. The WAC represents one of a series of successively younger mobile or orogenic zones or belts accreted onto the old crustal nuclei of Archean age during the Precambrian period. The WAC stabilized approximately 1.99 Ga, following the accretion of vast areas of the Early Proterozoic at the end of the Eburnean orogenic event (2.19 to 1.99 Ga). Extensive cover by later, intracratonic sedimentary basins and crustal reactivation during the Pan-African orogeny has concealed most portions of the original Archean-Early Proterozoic basement rocks.

Basement rocks of the WAC are exposed within the Man shield, the Reguibat shield, and the Kédougou-Kéniéba and Kayes inliers. It consists of an Archean nuclei (3.0 -2.7 Ga, Camil et al., 1983) that is overlain by Early Proterozoic rocks (2.1 Ga, Abouchami et al., 1990; Hirdes et al., 1996) (Figure 7-1).

In the southern part of the WAC, the Early Proterozoic greenstone terranes are referred to as Birimian after the work of Kitson (1928) in the Birim River valley in Ghana. These terranes have been affected by the Eburnean orogeny (a major thermo-tectonic event around 2.1 Ga) and are exposed within the Kédougou-Kéniéba and Kayes inliers and the Leo-Man shield except in its westernmost part, where Archean terranes outcrop.

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N
W
E
S
REGUIBAT RISE
Western Sahara
Algeria
Adrar des Iforas
Taoudeni Bassin
Kaye
Kédougou
Window
SIRIBAYA
Senegal
Gambia
Guinea-Bissau
Burkina Faso
Domaine
Archean
Birrimian
Hercyniean
Pan African
Guinea
LEO RISE
BENIN NIGERIA SHIELD
Benin
Nigeria
Sierra Leone
Cote d'Ivoire
Togo
Ghana
KENEMA MAN
DOMAINE
Liberia
BAOULE MOSSI
DOMAINE
-15
-10
-5
0
5
25
20
15
10
5
0 100 200 300 400 500
Kilometres

Figure 7-1

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Simplified Geological Map of the West African Craton

February 2019

Source: IAMGOLD, 2013.

7-2

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The Birimian terranes comprise alternating northeast trending linear volcanic belts and sedimentary basins that are separated by granitic and/or gneissic terranes (Hirdes et al., 1996). Rocks are generally metamorphosed to greenschist facies, although amphibolite grade occurs locally within metamorphic aureoles related to granitic intrusions (Boher et al., 1992).

The Kédougou-Kéniéba inlier, where the Project is located, is the westernmost zone of exposure of the Birimian. The Kédougou-Kéniéba inlier is bounded, on its western side, by the Hercynian Mauritanide belt; on all other sides, it is unconformably overlain by undeformed Late Proterozoic and Early Phanerozoic rocks of the Taoudeni, Tindouf, and Volta basins (Boher et al., 1992; Villeneuve and Cornée, 1994).

LITHOSTRATIGRAPHIC SUB-DIVISIONS
Birimian terranes of the Kédougou-Kéniéba inlier were first divided into three north to north-northeast trending groups, from west to east: Mako, Diallé, and Daléma. Given their originally poorly known geology, and that they were initially divided on the basis of the Saraya Pluton, the Diallé and Daléma groups were combined into the Diallé-Daléma Supergroup (Bassot, 1966, 1987). The Senegalese and Malian sides of the inlier have alternative terminologies for the same geological formations; as both sides of the inlier are referred to in this section, Table 7-1 has been provided for simplicity.

TABLE 7-1 SENEGALESE AND MALIAN TERMINOLOGY FOR BIRIMIAN FORMATION
IAMGOLD Corporation - Siribaya Project

Senegal	Mali West	Lithologies
(Bassot, 1966)	(Milesi et al., 1989)
Mako Group	Saboussiré Formation	Mafic volcanic rocks, volcano-sedimentary and sedimentary rocks
Diallé Group	Kofi Formation	Dominantly sedimentary rocks, minor volcanics Lateral sedimentary basin / equivalent of the Mako
Daléma Group	Kéniébandi Formation	Volcano-Plutonic Arc and associated sedimentary rocks

MAKO GROUP (SABOUSSIRÉ IN MALI)
The Mako Group is a volcano-plutonic belt composed mainly of volcanic rocks, with some sub-volcanic intrusions and granitoids, and minor sedimentary rocks. It consists predominantly of tholeiitic and calc-alkaline volcanic rocks with interbedded volcanoclastic sedimentary rocks and intercalations of fluvio-deltaic sedimentary rocks.

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Typical lithologies include pillowed basalts with minor intercalated volcanoclastic rocks, high-Mg basalts, pyroxenites, sub-volcanic intrusions, and granitoids. The volcanic assemblage is dated between 2,160 Ma and 2,197 Ma. In the eastern part, calc-alkaline series and detrital sediments are associated with volcano-sedimentary rocks (Boher, 1991; Dia et al., 1997, Bassot, 1987; Dioh et al., 2006).

To the east, the Mako Group is separated from the dominantly sedimentary Diallé-Daléma Supergroup by a regional scale lineament termed Main Transcurrent Zone (MTZ).

DIALLÉ-DALÉMA SUPERGROUP (KOFI AND KÉNIÉBANDI FORMATIONS IN MALI)
The Diallé-Daléma Supergroup is composed mainly of fine grained sedimentary rocks (to the west, in the Diallé Basin) and of more dominant intrusive, volcanic, pyroclastic, and epiclastic rocks (to the east, in the Volcano-Plutonic Arc of the Daléma Group). The rocks are intruded by coalescent biotite-bearing granitic plutons of the Eburnean Orogeny (i.e., Saraya granite; Pons et al., 1992). Typical lithologies for the Diallé (Kofi in Mali) are folded mudstones, siltstones, and greywackes locally interbedded with calc-alkaline ash-and-lapilli tuffs. The Daléma (Kéniébandi in Mali) is composed of a coarse detrital base evolving to more arkosic facies along with large volumes of intermediate volcanics, pyroclastics, and intrusives centred around a volcano-plutonic root (Bassot, 1987; Hirdes and Davis, 2002).

The Diallé series has a higher proportion of chemical sedimentary rocks; typical lithologies are, from base to top: crystalline limestone and dolomitic marbles, greywacke, arenite sandstone, and schist (Milési et al., 1989). According to Schwartz and Melcher (2004), the Diallé series has the most extensive occurrences of carbonate in the Birimian.

This sequence is overlain by distal turbidites, partially tourmalinized in the upper part, and carbonate-bearing fine grained sedimentary rocks.

One of the important features in the eastern part of the Kédougou-Kéniéba inlier is the Senegal-Malian Shear Zone (SMSZ). Regionally, along with MTZ, located further west, the SMSZ is the most important and obvious D2 tectonic feature. Both are often referred to as being major D1 domain limits (the Mako and Daléma volcano-plutonic arcs being thrusted on the adjacent Diallé sedimentary basin by the large scale west-northwest to east-southeast compression/shortening) later reactivated in a sinistral ± reverse fashion during the second orogenic event (north-northwest to south-southeast transcurrent event of lesser magnitude).

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The Kofi series also consists of sandstones, argillites, and platform carbonates intruded by syntectonic, S-type, peraluminous biotite-bearing granites. Detrital sedimentary rocks at the Loulo deposit that occurs within the Kofi series have been dated between 2.093 ± 7 and 2.125 ± 27 Ma (Boher et al., 1992).

To summarize, the inlier can be structurally described as consisting of two north to north-northeast trending volcano-plutonic belts, the Mako series and the Daléma series, and essentially one associated sedimentary basin, referred to as the Diallé Group in Senegal or Kofi Formation in Mali (Figure 7-2).

TECTONIC SETTING
Birimian rocks of the Kédougou-Kéniéba inlier have been affected by a polycyclic deformation and metamorphic history related to the Eburnean orogeny (2.19 Ga-1.99 Ga). Three major deformation phases have been distinguished: a collisional phase D1 associated with the initial accretion of the Birimian, and two transcurrent phases (D2-D3) associated with the formation of regional-scale north-south shear zones (essentially reactivating pre-existing structures).

At the scale of the Kédougou-Kéniéba inlier, the D2 deformation is clearly associated with the two regional transcurrent ductile structures, the northeast trending MTZ, which is located between Mako and Diallé, and the SMSZ, located in the eastern part of the inlier (Ledru et al., 1991; Gueye et al., 2007), as well as with several subsidiary structures (Bassot and Dommanget et al., 1986; Ledru et al., 1991; Milési et al., 1989, 1992; Dabo and Aïfa, 2010).

D1 features include a penetrative schistosity (S1) that has transposed bedding (S0), a stretching lineation (L1), and an isoclinal syn-foliation folding (F1) with variable trends (north-south, northeast-southwest to east-west, or northwest-southeast).

D2 characteristic features include upright or slightly overturned to the southeast folding (F2), an S2 cleavage, which is parallel to the F2 axial plane and usually marked by dissolution planes, a stretching lineation (L2) marked by stretched conglomerate clasts, and metamorphic mineral lineation. The D2 phase is associated with left-lateral strike-slip faults trending north-south to northwest-southeast and major granite emplacement (Pons et al., 1992). The S2 fabric, which typically transposes and overprints bedding (S0) and S1 structures, is the most conspicuous deformational feature in the region (Ledru et al., 1991; Pons et al., 1992). It is generally steep with statistical trend close to N50°E, though it is overturned to become north-south near the SMSZ. D2 is also associated with the emplacement of the Kakadian (2,199 ± 68 Ma) and Saraya (1,973 ± 33 Ma) granitic batholiths (Pons et al., 1992; Gueye et al., 2007).

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The tectonic history of the region may be summarized as follows:

•	Early Proterozoic:
o	Deposition of clastic, pelitic, greywacke, carbonate, and volcano- sedimentary units.
o	Eburnean orogeny: metamorphism (greenschist facies) of sediments to form quartzites, schists, marbles, etc. (Birimian D1, D2).

•	Late Proterozoic:
o	Uplift, erosion, and peneplanation of Birimian rocks followed by Deposition of clastic sediments (mainly sandstones) of the Taoudeni Basin.

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12°00'W
11°00'W
13°30'N
12°00'N
N
Legend:
Borders
Thrust
Fault inferred
Shearzone
Post-paleoproterozoic
Late Eburnean
Tarkwaian
Bimodal greenstone belts
Birimian flysh type sediments
Volcanosedimentary
Eburnean plutonics
0 10 20 30 40 50
Kilometres
Yatela
Sadiola
Senegalo-Malian Shearzone
Main Transcurrent Zone
Sabodala
Massawa
Loulo
Tabakoto
Gounkoto
Fekola
SIRIBAYA
DIAKHA

Figure 7-2

IAMGOLD Corporation

Siribaya Project
Kayes Region, Republic of Mali

Lithostructural Map of the Kédougou-Kéniéba Inlier

February 2019

Source: IAMGOLD, 2015.

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LOCAL GEOLOGY

The Project is hosted in early Proterozoic Birimian metamorphic rocks bordered to the east and southwest by late Proterozoic generally unmetamorphosed clastic sedimentary rocks. The Birimian rocks of the Project area belong to the Kofi and Daléma formations, which generally trend north-south. According to Lawrence et al. (2013), the Kofi Formation comprises a sequence of shelf carbonates and calcareous clastic rocks, turbiditic sedimentary rocks, tourmalinized quartzwackes, feldspathic sandstones, and calcareous greywackes with argillite intercalations.

Within the Project area, lithological sequences include metagreywacke, metasiltstones, felsic volcanic dikes (rhyolite, rhyodacite, and quartz porphyry), graphitic metasediments, and sparse occurrences of pinkish sandy rock which was thought to be an arkosic wacke (Hannan et al., 2009). The structural framework, interpreted from geophysical (electromagnetic, aeromagnetic, and induced polarization) surveys, includes four directions of lineaments: northwest, east-northeast, east-west, and east-southeast. The north-northeast trending foliation changes to northeast trending in the eastern part of the area and includes the Siribaya major shear zone structure.

This sequence is punctuated by scarce granitoid stocks, dolerite dikes, and acid volcanic flows and rhyolite pyroclastic rocks. The general strike is around N025°E with a steep dip of about 60° to 70° eastward or westward depending on the location. Rocks of the region have experienced regional brittle and ductile deformations and have been metamorphosed to greenschist facies with development of chlorite, calcite, albite, sericite, and epidote (Milési et al., 1989; Dommanget et al., 1993; Feybesse et al., 2006).

PROPERTY GEOLOGY AND MINERALIZATION

Important gold surface anomalies occur at several locations on the Siribaya Project, including Diakha, Kono, Zone 1B, Taya Ko, Zone 1A, Timeta, and the Bambadinka sector (Figure 7-3). To date, three gold deposits have been identified on the Project: Diakha; Siribaya Zone 1B, and Taya Ko. The Diakha and Zone 1B are the main areas of interest and are situated on the Boto and Siribaya trends, respectively (Figure 7-4).

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SENEGAL
BOTO
(IAMGOLD)
Guinee
Siribaya II
FARABA
N
Zone 1B
Zone Taya-ko
Diakha
Kambaya
Siribaya-Ouest
Siribaya-Centre
Siribaya
structure
Falea
Taya-Malea II
Kofia
Babara
Babara Est
Diarindi
Taya-Malea-
Sud
Kofia-Sud
Guinee
Primary Gold Showing
Major Structural
Lineament
River
Main Bush Road
Bush Trail
Limits of Permit
Dolerite
Granite
Birimian Rocks
Geochemical Anomaly
240000
260000
280000
300000
1380000
1360000
0
5
10
15
20
Kilometres
Figure 7-3
IAMGOLD Corporation
Siribaya Project
Kayes Region, Republic of Mali
Property Geology
February 2019
Source: IAMGOLD, 2016.
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7-9

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BOTO
TREND
SIRIBAYA
TREND
Boto 4
Boto 6
ZONE
1B
Diakha
N
0 5 10 15 20
Kilometres

Figure 7-4

IAMGOLD Corporation

Siribaya Project
Kayes Region, Republic of Mali

The Boto and Siribaya Trends

February 2019

Source: IAMGOLD, 2015.

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DIAKHA DEPOSIT
The Diakha deposit is located in the southern part of the Kambaya claim, near the southern limit of the exposure of the Birimian rocks of the Kédougou-Kéniéba inlier. It is surrounded by Late Proterozoic hills to the west, south, and east. The Diakha deposit occurs on both sides of the eastern branch of the north-south trending SMSZ. This branch appears to splay off the so called ''main branch'' approximately 18 km further north near the Fekola gold deposit. From the southern edge of the Kedougou-Kenieba inlier (Diakha area), going north across Guinea, then the Boto deposits located in Senegal and finally the Fekola deposit in Malian territory, this eastern SMSZ branch follows an extensive limestone layer (locally called “cipolin”) stratigraphically overlying the massive Guemedji Sandstone Unit (to the east) and underlying a pelitic and volcano-sedimentary unit (to the west).

The Diakha area is highlighted by a strong surface geochemical Au anomaly mostly related to the generally very limited regolith and associated masking. The area is also a location for artisanal mining (Figure 7-5). One of the prominent features in the area is the trenches made by artisanal miners in the northern part.

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Diakha is located at the southern end of the SMSZ, which also hosts IAMGOLD’s Boto gold deposits and B2Gold Corp.’s Fekola gold deposit (Figure 7-6).

Over 80 km from Diakha north to the Loulo area, the north-south trending rocks surrounding the SMSZ show an intense albite-hematite pervasive alteration (dated likely late during the D1 event). Being impermeable to this alteration, the continuous carbonate layer acted as a plan of weakness, behaving in a ductile manner between the rigidified sandstones and pelites, accommodating the best part of the strain and movement. In Diakha (and Boto), the gold mineralizing fluids are interpreted to have begun circulating relatively late during the D2 event, well after the development and movement of the SMSZ and secondary/subsidiary structures. In fact, the S2 (south-southwest-north-northeast) crenulation cleavage (particularly well developed and penetrative in the massive Guemedji Sandstone) clearly predates the small scale (fragile-ductile) shearing and brecciation associated with the mineralization and is often used by the dolomite-hematite gold bearing fluids characteristic of Diakha.

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7-13

Mali
Fekola
N
SMSZ
Mali
Senegal
Moussala /
Gamaye
Granite
Malikoundi
Mali
Senegal
Boto 4
Boto 5
Boto 6
Guinea
Mali
Mali
Diakha
Kambaya
Legend:
Upper Proterozoic Sediments
Faleme Iron Deposits
Granodiorite
Metamorphic Aureole
Pelites
Carbonated Pelites
Arenites, Pelites
Pelites, Tuffs, Carbonates, Volcanics
Greywacke (Massive)
0 1 2 3 4 5
Kilometres

Airborne EM - Resistivity

Geological Interpretation

Figure 7-6

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

The Senegalo-Malian Shear Zone

February 2019

Source: IAMGOLD, 2015.

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At the scale of the Diakha deposit, the moderate to shallow west dipping Western Pelitic Domain (normal/west facing direction) is composed of shales, pelites, rhythmic pelites, carbonated pelites, minor amounts of impure/layered limestone, tuffaceous pelites, tuffs, volcanics, hypovolcanics, and diorites. The first phase albite-hematite alteration, relatively strong on the eastern margin, progressively fades off towards the west, mainly affecting the coarser sedimentary beds, volcano-sedimentary and magmatic facies, while leaving most of the very fined grained and carbonated facies untouched. In a similar fashion, the D2 strain fades out from east to west, essentially reactivating S0 and S1 in the form of mass movement; very high strain tectonic features essentially present only on the eastern margin of the pelitic domain where relatively massive and continuous tectonic breccias occur, seemingly the result of the linearization of the shear zone having progressively pulverized all irregularities and asperities (and concentrating on the rigid albitized facies).

The main cipolin layer, lying conformably between the Western and Eastern Pelitic domains and virtually unaffected by the first albite-hematite and later alteration and mineralization events, accommodated the most intense movement and strain, being often completely transposed and displaying intense brecciation, mylonitization, and drag folding. Lenses of tectonic breccias are also present in and on the margins of the limestone. Although very highly strained, the remaining primary features of the cipolin layer are all essentially parallel to those of the pelites above.

The global configuration of the Guemedji Sandstone Unit is rather unusual for Birimian terrain and as it is affected by an overall very low level of strain, most of its primary features are essentially intact. Its western edge displays very homogenous and moderate east dipping beds with normal (east) facing direction, evolving more or less progressively to horizontal and then to shallow west dipping (still normal facing) towards the east, forming an open (potentially knee shaped), north-south trending (very shallow south plunging) synclinal fold pattern. In most areas of observation, the western contact with the limestone forms a 90° angular unconformity relative to stratigraphy. Locally, however, the upper layers of the Guemedji Unit display laminated and carbonated detrital facies, apparently sitting conformably under the limestone. This would imply the presence of an intermediate anticlinal fold, locally dismantled by the SMSZ movement (and not directly observable due to the lack of drill core). Being relatively porous, the eastern medium to coarse sediments were very homogeneously affected by the first phase pervasive albite-hematite alteration. Fading from west to east, this alteration, gives way to weak to moderate (locally strong) silica alteration, possibly the result of remobilization away from the sodic alteration front.

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In addition to this relatively unusual litho-structural configuration, the Guemedji Sandstone also does not clearly display the typical S1 schistosity, i.e., south-southwest to north-northeast schistosity, only visible on the schistosity/fracture stereoplots. It does, however, remarkably well show the west-southwest-east-northeast S2 (crenulation) cleavage, most often highlighted by a calcite-tremolite-chlorite assemblage, which is also present in the rock mass and most likely related to regional metamorphism rather than an hydrothermal phenomenon. This assemblage predates the third and economically most important dolomite-hematite, gold bearing alteration phase.

As mentioned above, the eastern margin of the Western Pelitic Domain and the intermediate limestone layer accommodated most of the strain and movement, while the Guemedji Sandstone Unit only displays very limited and poorly continuous fragile-ductile shearing. However, its relative homogeneity and massive nature (having no plans of weakness or anisotropy as opposed to the pelites and cipolin) results in its isotropic character with very consistently oriented (''textbook'') structures, forming a subsidiary proto-shear zone relative to the eastern branch of the SMSZ as seen in the stereoplots.

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NW (295°)
(115°) SE
240 500 E
240 600 E
240 700 E
240 800 E
240 900 E
241 000 E
200m
100m
0m
-100m
-200m
D161
D205
D248
D163
D146
D145
D153
0
50
100
(METRES)
Au (g/t)
> 20 g/t
10.0 - 20.0 g/t
4.0 - 10.0 g/t
2.0 - 4.0 g/t
1.0 - 2.0 g/t
0.5 - 1.0 g/t
0.3 - 0.5 g/t
0.15 - 0.3 g/t
RCH Exploration 2014-2017
RCH Exploration 2018
DDH Exploration 2014-2017
DDH Exploration 2014-2018
Topo Surface
Laterite / Overburden Limit
Saprolite Limit
Saprock Limit
Main Fault / Shear
Medium Strain Corridor
Neoproterozoic Cover
Granodiorite
Pelites
Limestone & Breccia
Guemedji Sandstone
Resource Shell (1500$ / oz RPA - 2015 / 12)
Resource Shell (+/-1500$ / oz RPA - 2018 / 12)
Main Albite Alteration
MZ - Marginal to Low Grade
MZ - Low to Medium Grade
MZ - Medium to High Grade
0 25 50 75 100
Metres
RPA
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Figure 7-7

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Diakah Vertical Section 6,290N
Looking N25°E

February 2019

Source: IAMGOLD, 2018.

7-16

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FIGURE 7-8 MAIN HOST ROCKS AT DIAKHA

17/07/2014 13

Pink Albitized Sandstone

85m

Greywacke

IAMGOLD photographs

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DIAKHA STRUCTURE
The measurement of bedding in outcrops at surface indicates that the strike direction varies from approximately 000° to 030°, with the dip ranging from approximately 50° to 60° to the west. Measurements collected from core logging has confirmed these measurements (Figure 7-9), however, they also highlight some bedding planes have eastward dip planes, suggesting the possibility of a fold.

A few quartz veins, mapped in outcrops, indicate two systems that can be differentiated by their strike directions 140°-170° and 060°-070° (Table 7-2).

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TABLE 7-2 DIAKHA QUARTZ VEIN MEASUREMENTS IN OUTCROPS
IAMGOLD Corporation - Siribaya Project

Outcrop	Northing (m)	Easting (m)	Lithology	Azimuth (°)
KK80	1,369,345	241,041	Sandstone	075
KK82	1,369,495	240,459	Sandstone	249
KK83	1,369,664	240,927	Sandstone	067
KK84	1,369,740	240,808	Sandstone	065
KK87	1,369,764	240,408	Breccia	146
KK89	1,369,816	240,452	Shale	178
MC106	1,369,300	240,969	Sandstone	060
MC107	1,369,339	240,990	Sandstone	069
MC108	1,369,273	240,997	Sandstone	072
MC109	1,369,216	240,981	Sandstone	160

Oriented core measurements confirm these two vein system directions, and a third system striking 010° to 015° was identified (Figure 7-10).

DIAKHA ALTERATION
Based on core and thin section observations, it is believed that the rocks centred around the Diakha deposit have undergone four different main alteration or metamorphic phases:

  A D1 metamorphism characterized by chlorite and calcite.

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  A broad and intense albite ±hematite pervasive sodic alteration (likely late during the D1 event).

  A D2 metamorphism characterized by actinolite - tremolite (the later being most obvious in the carbonate bearing facies) along with calcite and chlorite well developed in the S2 fracture cleavage and in the form of spheroidal growth patches in coarser sediments.

  A late D2 structurally controlled semi-pervasive dolomite - hematite phase also associated with the Au mineralization.

The most prominent alteration at Diakha is the pervasive albitization that turned the rock pink, which is very similar to the alteration at Boto. Strong albite altered sandstone extends eastwards for approximately 300 m to 350 m from the limestone marker unit and associated thrust fault. Albite is commonly mixed with variable intensity hematite alteration. In some places, the hematite alteration is very intense and turns the host rock to a red colour. Occasionally, it makes a worm-like texture in the rock. Although it is clear that pervasive albite alteration predates the other alteration phases, it is believed, but not firmly established yet, that tremolite post dates carbonate and chlorite.

Very few veins are present and most of them are centimetre in size or less, including the quartz -/+ calcite veins, the carbonate veins, and the quartz-tourmaline veins. A QEMSCAN pseudo-image of the albite alteration in hole SRD 15-161 at 184.83 m shows the abundance of albite, calcite, biotite, and talc with trace amounts of tourmaline and pyrite (Figure 7-11).

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A photomicrograph shows tremolite alteration overprinting albite alteration in hole SRD 15-161 at 301.1 m (Figure 7-12).

DIAKHA MINERALIZATION
Primary gold mineralization within the Early Proterozoic Birimian terrain has been sub-divided by Milési et al. (1989, 1992) into pre-orogenic, syn-orogenic, and late-orogenic. The late orogenic gold mineralization is typically associated with brittle-ductile deformation and is characterized by the association of Au, B, W, As, Sb, Se, Te, Bi, Mo, with traces of Cu, Pb, Zn. Gold commonly occurs as native gold or as fine inclusions within the base-metal sulphides or the gangue, which consists of quartz, albite, carbonate, muscovite, pyrite, and tourmaline.

At Diakha, the majority of known gold mineralization occurs within the albitized sandstone that is thought to be a metamorphosed and altered meta-greywacke package that sits east of a fault believed to be related to the SMSZ.

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The main sulphide at Diakha is pyrite, which is globally estimated to not exceed 2%, and trace chalcopyrite. High grade gold mineralization averaging 19.66 g/t Au over 4.0 m in hole SRD14-148 from 157 m to 161 m is shown in Figure 7-13.

Macroscopic grains of gold have been identified in drill cores, and several drill core samples have returned high grade gold with no associated sulphides or visible gold present, suggesting that some of the gold does not occur in sulphide minerals. Petrologic thin-section study confirms the occurrences of free gold in drill core at Diakha. Two types of gold occurrences have been identified:

1.	Free gold interstitial to pyrite and carbonate or in various gangue minerals (Figures 7- 14 to 7- 16).

2.	Fracture controlled gold in pyrite grains (with tellurides), sometimes rimmed by chalcopyrite (Figure 7- 17).

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The first category occurs in several types of gangue minerals including quartz, goethite, and carbonate. Based on the above description, Diakha gold mineralization can be classified as a late orogenic type, in respect to the classification scheme by Milési et al. (1992).

19.3 µm
3.0 µm
1000.0 µm
Background
Pyrite
Other Sulphides
Quartz
K-Feldspar
Albite
Tourmaline
Muscovite/Illite
Biotite
Chlorite
Clays
Tremolite
Talc
Other Silicates
Fe-Oxides
Other Oxides
Calcite
Ankerite
Dolomite
Apatite
Other

Py
100 µm

From IAMGOLD (2015)

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The lower intensity, syn to late-D2 fragile-ductile shears, more or less coeval with the slightly later D2 dolomite-hematite alteration, are the principal control of the gold mineralization at Diakha. The most common structures are Riedels (N010°-025°at ±60° W) and earlier tension structures (T/Z, N330°-350°at ±60°W). The stereoplots very clearly show the similar orientations of the controlling structures with the mineralized breccias and diorite dykes.

The average measured dip angle of most of the ''mineralizing'' structures is approximately 60° (to the west), however, much of the mineralized volume is dipping more steeply between 70° and 90°. This is interpreted to be a result of the sinistral-reverse movement of the many small scale P shears along with the limited sinistral mass movement/shearing parallel to the S2 crenulation cleavage causing a steepening as well as a slight counter clockwise rotation of the mineralized bodies (reorganized in a globally north-south trend).

The volumes of rock occurring next to the main shears, and between the sets of shears, are often affected by lower levels of similar alteration, propagated by porosity, fracturing, and the penetrative S2 cleavage. This generates a low grade (0.2 g/t Au to 0.6 g/t Au) mineralization halo around the controlling structures, accounting for a significant volume. There is also evidence of shallow dipping mineralization (approximately 30° to the west) between the main ''strain-alteration-mineralization'' corridors but also locally inside them, in apparent limited reverse movement pull-apart like features. This is in part illustrated by the very shallow dipping mineralized breccias.

Gold mineralization of the West Pelitic Domain is poorly known, as the diamond drilling began only recently in 2018. The low grade mineralized corridor present to the west of the SMSZ homogeneously dips at approximately 50°, following S0/S1 and the parallel D2 mass shearing. It seems to concentrate in the moderate to highly strained hematized and dolomitized rhythmic pelites and carbonated pelites/cipolin (sometimes called dolomy) located at the western contact of a relatively sizable and usually sterile granodiorite body (averaging approximately 60 m in thickness) centred over the northern half of the Diakha deposit area, extending over 1.2 km, and straddling the SMSZ. This coarse and globally isotropic intrusive often displays strong hematite alteration and locally intense fracturing, with a completely tectonized western margin, and apparently lower strain to its yet poorly known eastern edge. At this stage, the mineralized zones intersected in the few core holes do not readily show structures separate or independent of the SMSZ related strain and appear to form a more or less single and continuous body.

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WEATHERING / OXIDATION
The level of oxidation and weathering differs in the two main geological domains of the Diakha deposit but normally remains very narrow over the mineralized zones. The Eastern Guemedji albitized sandstone unit outcrops rather well and usually shows very limited oxidation with often only a thin layer (2 m to 10 m) of transition/saprock over the centre of the ore body and slightly more at the northern and southern extremities. The well-known part of the Western Pelitic Domain (essentially its northeastern half in Diakha) displays slightly thicker oxidation essentially in the form of transition/saprock (and locally thin saprolite) of 5 m to 15 m over its easternmost albitized or granodiorite portion and a yet thicker transition/saprock of an average of 15 m to 20 m over its unaltered portion. The vicinity of the SMSZ and limestone corridor usually shows a greater depth of oxidation, especially in the northern half of Diakha, from approximately 30 m in the centre of the deposit to an average of 80 m further north. The southern third of the deposit is characterized by an increasingly thick layer of soft barren horizontal Neoproterozoic argillite, thickening from northeast to southwest) included as saprock in the interpretation/modelling. This layer reaches approximately 40 m at the southern tip of the deposit, further thickening to the south where the limit of the ''full'' Neoproterozoic cover begins. The southward thickening argillite overburden, although relatively soft, will make the access to potential resources more difficult.

OVERBURDEN
Apart from the Neoproterozoic argillites, the thickness and nature of the overburden present at Diakha varies greatly from one zone to another. The northern and northwestern-most area is overlaid by the recent unconsolidated alluvial material of the major Balin-Ko River. The entire western edge of the deposit is covered by a narrower layer of unconsolidated alluvium associated with a north-south then northwest-southeast drainage of lesser importance in the southern quarter of Diakha.

The Diakha area is also locally covered by two different levels of ferricrete. In the north and extending toward the south, an extensive low ferricrete plateau (level 3 - corresponding to recent and actual valleys) averaging a few metres in thickness covers most of the deposit. In the southern quarter of Diakha, this same paleosurface has generated a conglomeratic ferricrete associated to the dismantling of the Neoproterozoic cover/debris cone. Largely eroded remains of ''high'' plateaus (level 1 - corresponding to a ± 9 Ma paleosurface) exist over the south-central part of the deposit as well as over the Neoproterozoic cover further south. These and other ferricrete surfaces are considered to be essentially transported and are

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therefore sterile and excluded from the resource modelling. Note that when argilleous material described as mottled-zone is present below the laterite and above the saprock or saprolite, it was usually included half as overburden and half as in-situ material, which represented a very small if not insignificant amount of material and resource.

SIRIBAYA ZONE 1B AND TAYA KO
Zone 1B and Taya Ko occur within the north-northeast trending Siribaya structural trend, which has been traced by geophysics and geochemistry for over 10 km along strike, with a width of up to approximately 1.0 km to 1.5 km. Zone 1B and Taya Ko are located in the central-eastern part of the Siribaya-II permit and partly extend into the Taya-Maléa-II permits. Taya-Ko (also known as Zone 1A in Merrex reports) is in the Taya-Maléa-II permit and extends into the Siribaya-II permit along its north-northeast trend. Zone 1B and Taya Ko are coincident with a significant gold soil anomaly.

The Siribaya trend is located in the generally fine grained, back-arc to for-arc, median to distal detritic and carbonated sediments of the Kofi formation approximately 20 km east of the SMSZ. The general structure and morphology of the trend is defined by a ground induced polarization (IP) gradient survey, which shows a very well-defined 010° to 015° trend that is approximately 600 m to 1,000 m wide (Figure 7-18). The corridor is highly conductive yet not chargeable. The various airborne surveys completed over the area all show a relatively well structured, weakly magnetic corridor, slightly enriched in potassium.

Much of the Siribaya Project area is overlain by lateritic cover, with a limited amount of outcrop in the mineralized areas. Drilling has exposed Birimian volcano-sedimentary units beneath the lateritic profile comprised of intercalated calcareous metasediments, metasiltstones, and metagreywackes with interbedded andesite and lapilli tuffs. Minor quantities of pure marbles, dolomites with stylolites, and graphitic metasediments also occur. Very sparse occurrences of pinkish arkose are observed and considered to be due to adularian feldspathic alteration rather than detrital sedimentation.

The predominant strike of these sediments is north-northeasterly and dip generally steeply eastwards. Bedding and foliation structural measurements are generally parallel. No firm evidence of stratigraphic way-up or isoclinal folding has emerged; however, the Zone 1B deposit shows that carbonaceous sediments predominate in the west of the deposit and at depth in the east, with greywackes being present in the upper portions in the east, with some intervening siltstones.

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Technical Report NI 43- 101 – February 14, 2019	Page 7-27

Chargeability (IP) Background
Main Fault / Shear
IAMGOLD Licence
Drainage
Alluvium
Ferricrete (Trans.)
DDH Exploration
RCH Exploration
New RCH Exploration
POTENTIAL M.Z. EXTENSION
SIRIBAYA II
TAYA MALEA II
Pelites and Carbonates
Siribaya Shear Corridor
M.Z. : Steep West Dip
M.Z. : East Dip Breccia Host.
Main Fault / Shear
IAMGOLD Licence
Drainage
Alluvium
Depositional Domain
Erosional Domain
Ferricrete (Trans.)
DDH Exploration
RCH Exploration
New RCH Exploration
POTENTIAL M.Z. EXTENSION
SIRIBAYA II
TAYA MALEA II
261,000 E
261,500 E
262,000 E
1,373,000 N
1,372,500 N
1,372,000 N
N
0 100 200
(METRES)

Figure 7-18

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Siribaya Zone 1B Geology and Chargeability Maps

February 2019

Source: IAMGOLD, 2015.

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STRUCTURE
In the regional context of the Kédougou-Kéniéba inlier and more generally of the Birimian as a whole, and considering its characteristic orientation, the Siribaya trend is interpreted to be a first order structure, later reactivated during the D3 event.

Surface mapping on either side of this area reveals stratigraphy with opposite facing directions, facing east on the western side and facing to the west on the east side, which is in association with a confirmed major synclinal fold. This implies the presence of a syncline proximal to the Siribaya structure. With the known D3 north-northwest to south-southeast compression and on the basis of other examples, the Siribaya structure could be a D1 thrust potentially reactivated in a reverse sinistral manner.

Stereonet plots show that the general bedding at Zone 1B strikes at 022° and dips at 70° to the east (022°/70°). The plots also show a concentration of very shallow dipping planes (N082°/13°) and a broad distribution of planes that are mainly in the northern quadrant indicating the presence of a fold pattern with a shallow plunge to the south. Taya Ko shows a general bedding attitude of 005°/65° with a local tendency towards 020°/74°. This indicates that the fold pattern illustrated on the various stereonet plots is interpreted to be the F1 syncline (Figure 7-19).

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Breccia zone orientations range from 018°/77° to 043°/50° and relate reasonably well with the modelling of what is interpreted to be open space creation/injection of phreato-magmatic or hydrothermal breccias.

Given the available local and regional information, the general chronology of events affecting the Siribaya area is shown in Figure 7-20 and could be described as follows. Folding and thrusting of the Birimian volcano-sedimentary package took place during the main east-west D1 compressive event. Relaxation of the constraints after D1 would have locally generated extensional conditions leading to the development of limited normal faulting. During the second main compressive event from north-northwest to south-southeast (D3), there was development of deep seated magmatic activity, which is suggested by broad magnetite alteration and near-surface emplacement of breccias and hydrothermal alteration along with the sinistral-reverse reactivation of the various pre-existing structures.

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(1A) After D1, relaxation of contraints resulting in locally extensional conditions.

(1B) Generation of normal faulting.

(2A) During D3, NNW-SSE compression and reactivation of pre-existing structures.

(2B) During D3, in relation to deep seated magmatic activity, multiphase emplacement of hydro-volcanic / phreatic breccias along plans of weaknesses.

(2C) During D3, along with the breccia injections, multiphase hydrothermal alteration of wallrock.

Figure 7-20

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Structural Evolution of the Siribaya Trend

February 2019

Source: IAMGOLD, 2009.

7-31

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ALTERATION
Alteration at Zone 1B is hydrothermal and associated with tectonic deformation. Associations of hydrothermal alteration minerals have been characterized in polished thin-sections (Bantsimba, 2011). The main prominent hydrothermal alterations at Zone 1B are carbonatization and silicification (Figures 7-21, 7-22 and 7-23).

Hydrothermal carbonate occurs as pervasive alteration and vein-associated alteration-mineralization styles whereas silicification is mainly represented by veining with subtle wall-rock alteration, particularly in the area surrounding quartz stockwork veins and breccia, or as patches of quartz in the cement of the polymictic breccia. Intensive bleaching with talc-carbonate alteration is also common at Zone 1B; bleaching is sometimes so intense that it has led to misinterpreting greywacke as felsic volcanite.

Carbonatization occurs at all stages of alteration in association with chlorite, biotite, graphite, oxide minerals (magnetite and rutile) and sulphides, and it affects most lithologies including metagreywacke, shale, and breccia. It also includes several carbonate mineral species such as calcite, dolomite, and ankerite.

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Drill core photographs and thin-section photomicrographs illustrating carbonate-chlorite-magnetite-pyrite association. A) Drill core photograph from (DDH#53 at 232.7m) . Chlorite-magnetite form selvages of carbonate crackle veins. Chlorite filled fissures that are cut by late quartz veins. B) Photomicrograph of thin-section from DDH#53 at 232.7 m in cross-polarized light. Fine grains of carbonate are disseminated in metagreywacke matrix. C) Drill core photograph of breccia from DDH#93 at 152 m-157 m Veinlets of chlorite cross cut the sample. D) Photomicrograph of thin-section cross-polarized light. Coarse carbonate grains develop in the matrix of breccia (subsequent generation of carbonate). E) Photomicrograph of thin-section (DDH#53 at 232.7m) . Open space filling carbonate is associated with anhedral magnetite and anhedral pyrite in cracks. Magnetite co-precipitates with pyrite. F) Photomicrograph of thin-section (DDH#93 at 152 m-157 m) in plane-polarized reflected light. Magnetite co-precipitates with pyrite and is also present as inclusion in pyrite.

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Drill core photographs and thin-section photomicrographs showing textural features associated with silicification. A) Drill core photograph of quartz stockwork in fresh rock from DDH#85 at 224.7 m. Milky quartz-carbonate veins are overprinted by late quartz veinlets. B) Same features in weathered zone from DDH# 85 at 152.5 m. C-D) Thin-section photomicrographs in cross-polarized light. Patches of quartz develops in carbonate filled spaces.

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Thin-section photomicrographs showing other examples of textural features associated with silicification A-B) Photomicrograph of thin-section in cross-polarized light. Quartz-carbonate veinlets and patches are seen in wall rock of quartz stockwork. C) Photomicrograph of thin-section (DDH#93 at 165.6m), in cross-polarized light. Quartz patches overprint carbonate filled space. D) Photomicrograph of thin-section (DDH#93 at 165.6m), in cross-polarized light. Quartz veinlet cut carbonate in breccia matrix.

GOLD MINERALIZATION
Zone 1B has a strike extension of approximately 1,000 m by approximately 200 m in width. The deepest intersection to date is approximately 275 m below surface. Taya Ko is approximately 700 m in strike length by 50 m in width and has been drilled to approximately 100 m below surface.

Gold mineralization at Zone 1B is mainly hosted in quartz stockwork and breccia, and in hydrothermal and polymictic breccia with an associated stringer zone (Figures 7-24 and 7-25). In the mineralized zones, sulphides and oxides occur both as disseminated within the matrix of the polymictic breccia and in the quartz-carbonate-sulphides veins and veinlets.

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The breccia/stockworks occur as tabular bodies that strike to the north and northeast and moderate eastward and southeastward dips, whereas the silicified zones are generally thinner than the breccia zones and tend to have steeper dips, mostly to the west.

Gold is associated with polymetallic sulphides that include mainly pyrite, arsenopyrite, and minor chalcopyrite. In addition to sulphides, these polymetallic associations also include magnetite, subordinate hematite, and subordinate rutile. In general, sulphide content, estimated visually during core logging, ranges from less than 1% to 2%, and more than 10% locally.

Two gold mineralization phases may be distinguished: an initial phase, associated with carbonization, and a second phase, associated with emplacement of quartz veins. The first phase is characterized by an association of carbonate, magnetite, chlorite and pyrite, where magnetite and pyrite have co-precipitated (Figures 7-24 and 7-25). This event is believed to have introduced low grade gold mineralization up to 1.0 g/t Au. It is either coeval or post brecciation as the association of carbonate, magnetite, and pyrite occurs in the matrix of the polymictic breccia.

The second phase is marked by the association of carbonate, pyrite, arsenopyrite and minor chalcopyrite, where pyrite and arsenopyrite have co-precipitated. It is linked to introduction of silica in the matrix of the breccia, and is believed to have introduced higher grade gold mineralization (greater than 1.0 g/t Au) through remobilization of the earlier gold. The two phases (magnetite-pyrite and pyrite-arsenopyrite) are likely associated with shearing deformation that stretched fragments of the polymictic breccia.

An example of the Siribaya Zone 1B mineralization is shown in Figure 7-26.

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Thin-section photomicrographs showing textural relationship between carbonate, chlorite, pyrite, magnetite and hematite. A) Photomicrograph of thin-section (DDH#53- 239.7 m). Co-precipitation of magnetite and pyrite, they have sharp and regular contacts. B) Photomicrograph of thin-section (DDH#62 at 171.0 m) in plane-polarized reflected light. Subhedral magnetite and subhedral pyrite have sharp contact. Fine anhedral grains of magnetite are included in subhedral pyrite. C) Photomicrograph of thin-section (DDH#53 at 235.1 m) in plane-polarized reflected light. Hematite replaces magnetite. Carbonate forms background to magnetite. Chlorite fills spaces between magnetite grains. D) Increased magnification on photomicrograph of thin-section (DDH#53 at 235.1 m). Chlorite vein crosscut magnetite that is being replaced by hematite.

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Thin-section photomicrographs showing textural relationship between carbonate, chlorite, arsenopyrite, pyrite, and chalcopyrite in the polymictic breccia at Zone 1B. A) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light. Two generations of pyrites are present: skeletal grains and subhedral grains. Subhedral pyrite is in contact with arsenopyrite. B) Photomicrograph of thin-section (DDH#93 at 165.5 m) cross-polarized reflected light. Arsenopyrite replaces subhedral pyrite (second generation). Carbonate crystalizes in fracture. C) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light. Anhedral chalcopyrite is in contact with pyrite (equilibrium state). D) Photomicrograph of thin-section (DDH# 83 at 249 m) in plane-polarized reflected light. Arsenopyrite replaces pyrite: island of pyrite is still present in euhedral arsenopyrite. E) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light. Arsenopyrite replaces pyrite. Chalcopyrite fills fracture in pyrite- arsenopyrite aggregate. F) Photomicrograph of thin-section (DDH#93 at 165.5 m) in plane-polarized reflected light showing sharp and regular contact between arsenopyrite and pyrite, i.e., stable state between the two phases.

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W
E
261,500 E
261,600 E
261,700 E
261,800 E
261,900 E
180m
-100m
D078
D115
D070
D055
D043
D069
D074
SAPROLITE
SAPROCK
Au (g/t)
> 10 g/t
4.0 - 10.0 g/t
2.0 - 4.0 g/t
1.0 - 2.0 g/t
0.5 - 1.0 g/t
0.3 - 0.5 g/t
Steep West Dipping M.Z.
(Normal Fault Inject.)
East Dipping M.Z.
(Open Space Inject.)
0 25 50 75 100
Metres
DDH MERREX 2007-2009
DDH IAMGOLD 2010-2011
RCH IAMGOLD 2010-2011
RCH Confirm. / Upgrd.
RCH Explo / Extention
Topo Surface
Laterite Limit
Saprolite Limit
Saprock Limit
Py (%)
> 5 %
1.0 - 5.0 %
0.2 - 1.0 %

Figure 7-26

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Siribaya Zone 1B
Section 1,372,650N

February 2019

Source: IAMGOLD, 2015.

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8 DEPOSIT TYPES

Similar to the majority of deposits found within the Kédougou-Kéniéba inlier, gold mineralization at Siribaya is considered to be of the orogenic type. The orogenic gold deposits of the Birimian province have been classified into three groups (Pre, Syn, and Post Orogenic). Siribaya mineralization characteristics are most similar to deposits of the Post Orogenic class.

As mentioned previously, the Siribaya Zone 1B, Taya Ko, and Diakha deposits are hosted by a turbiditic sedimentary sequence, with mineralization concentrated along contacts of litho-structural domains. The association of orogenic deposits with turbidite sequences is well documented by Poulsen et al. (2000). Turbidite-hosted gold deposits within the eastern Kédougou-Kéniéba inlier are controlled by north-northeast trending structures linked to the SMSZ and occur within the vicinity of intersecting north-northeast and north-northwest structures.

At Siribaya, gold is typically associated with pyrite and to a lesser extent with arsenopyrite, which are either disseminated along fractures (crackle-breccia hosted type), in breccia matrix, veins and veinlets, or occur as free gold in various gangue. Crackle breccia type is almost exclusively found at Diakha. Vein hosted gold mineralization is more characteristic of Zone 1B.

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9 EXPLORATION

OVERVIEW
Exploration work at Siribaya began with a compilation of historical data over the Project area. Historical targets were further investigated through targeted prospecting, mapping, soil geochemical surveys, trenching and pitting, and ground and airborne geophysics. Details of exploration work completed prior to 2012 are summarized from Patrick et al. (2012).

SOIL SURVEYS
Detailed soil surveys were undertaken from 2005 to 2009 over 75% of the areas identified by EAG as being anomalous in gold. Spacing of samples was 40 m apart on 100 m lines over the Siribaya and Taya-Maléa permits, and on 200 m lines on the Babara permit. A regional soil survey on a grid of 400 m by 100 m was also undertaken in the northern part of the Kofia permit, and the western part of the Siribaya permit. Anomalous zones were identified, including Siribaya 1B, Siribaya 1A, and Timeta, coincident with a regional scale structure visible on an airborne magnetic survey over the Project area, performed by the Malian government in 2000.

TERMITE MOUND SURVEYS
Local termite mound surveys were undertaken from 2006 to 2008 on the Siribaya and Taya-Maléa permits, to cover known anomalous zones. Samples were taken 40 m apart on lines spaced 200 m. In 2010, the termite surveys were expanded by Merrex to cover extensions on the local surveys, and in 2012, a sub-regional program was executed by IAMGOLD, in which samples were collected 100 m apart on 400 m spaced lines on all permits, respectively. The 2012 survey, also included infill sampling on 100 m lines over the Babara permit. A complete list of termite mound survey data is given in Table 9-1.

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TABLE 9-1 TERMITE MOUND SURVEYS
IAMGOLD Corporation - Siribaya Project

Year	Grid (m)	Samples	Control Samples
Siribaya
2006		18
2008		59
2009	200 x 40	4,569	856
2010	400 x 100	382	41
2011		157	15
2012	100 x 100	6,603	+660
Taya-Maléa
2006		13
2009	200 x 40	1,148	214
2010	400 x 100	2,523	280
2011		157
2012	100 x 100	6,580	658
Taya-Maléa-Sud
2018	200 x 100	1270	68
Kofia
2010	400 x 100	1,305	145
2011	400 x 100	1,472
2012	100 x 100	6,776	677
Babara
2009	200 x 40	1,641	308
2010	400 x 100	2,786	309
2011	400 x 100	1,243
2012	100 x 100	6,069	664
Kambaya
2008		104
2010	500 x 300	107
2011	400 x 100	1,420
2012	400 x 100	3,063	306
2013-2014*	100 x 100	3,278	358
2016	100 x 100	148	0

Note. * started during Q4-2013 and finished during Q1-2014

Table modified from Patrick et al. (2012)

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TRENCHING AND PITTING
A total of 187 pits with depths of up to 7.0 m, and nine trenches totalling 841 m were excavated under the direction of Merrex from 2006 to 2009, collecting 2,261 samples. The most promising result came from a trench in the centre of the Taya Ko anomaly, which returned an average gold grade of 3.1 g/t over 35 m, including 5.0 g/t Au over 17 m.

AIR CORE PROGRAM
In 2018, air core (AC) programs were carried out on some permits of the Siribaya Project. The main objective of these programs was to test undercover gold anomalies and define new targets for 2019 support from IP and multi-element geochemistry

Of a total of 10,750 m AC drilling, 4,052 m were drilled in the eastern part of the Siribaya Project at Fandou (Kofia II permit), and at Dantari (Babara permit). On the western block of the Siribaya Project, a total of 8,448.2 m was drilled, including 5,396 m on the Kambaya II permit (Niakaya, Kambaya-Est, and Kono Ouest targets) and 3,053.2 m on the Siribaya Ouest permit (Kono and Diby targets). Figure 9-1 presents AC program locations and results.

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Technical Report NI 43- 101 – February 14, 2019	Page 9-3

239000
254000
269000
284000
1380000
1365000
1350000
N
Boto
Niakaya
Siribaya-Ouest
Babandika trend
Siribaya structure
Kambaya-Ouest
Kono-Diby
Zone 1B
Diakha
Kambaya
Siribaya-II
Kofia-II
Babara II
Taya-Malea-II
Fandou
Dantarie
Taya-Malea-Sud
Kofia-Sud
Deposit
Gold showing
gold anomaly
Faleme_river
Siribaya permits
Karita permit
Au_ppb
30 - 50
50 - 200
200 - 500
>500
DTM
High : 658.484
Low : 77.6427
0 2 4 6 8 10
Kilometres

Figure 9-1

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

2018 AC Program on the Siribaya Project

February 2019

Source: IAMGOLD, 2018.

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9-4

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GROUND GEOPHYSICS
IP gradient surveys were completed in 2007 by Sagax Geophysics over parts of the Siribaya and Taya-Maléa areas, from which a series of linear chargeability and resistivity zones parallel to geological strike were interpreted to represent strike parallel shearing, and offsets were interpreted to indicate faulting along northeast and northwest trends. The overall mineralization trend was identified in the survey; however, correlation with local soil anomalies was poor.

Highly resistive/conductive ferricrete/clay layers at surface and highly conductive stratigraphy (around the infinite contactors) impacted the ability to obtain meaningful results from a more detailed IP and magnetic survey conducted in 2008 to trace intersected faulting in drill holes, a frequency-domain electromagnetic (EM) orientation survey, and magnetic profiling conducted in 2008.

An IP/Resistivity (pole-dipole) survey was carried out on the Kambaya II and Siribaya-Ouest permits over the block west of the Project and the Babara II permit over the block east in late 2017 and early 2018. A total of 68.7 km of ground-IP/Resistivity survey was carried out, including two lines of 5 km on the Diakha deposit by SAGAX Africa for IAMGOLD. This survey was designed to better define drill targets by providing multiple evidence for each target to be drilled by RC in Kono area and its surroundings. The survey was done with a 50 m reading space. Several IP axes were identified on the survey areas. Figure 9-2 shows the location of the 2017 and 2018 IP/Resistivity surveys.

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Figure 9-2

IAMGOLD Corporation
Siribaya Project
Kayes Region, Republic of Mali
IP/Resistivity Survey on the Block West in Late 2017 - Early 2018
N
235000
240000
245000
250000
255000
260000
1380000
1375000
1370000
1365000
Niakhaya
Siribaya-Ouest
Siribaya-II
Kambaya-Est
Diby
Peleka
Kambaya-II
Kono-Ouest
Kono
Legend
2017-2018_IP
Permits limit
2018-Targets
0 1 2 3 4 5
Kilometres

February 2019

Source: IAMGOLD, 2018.

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RE-LOGGING PROGRAM
Relogging and reinterpretation of diamond drill core was undertaken in 2013 by IAMGOLD over the Zone 1B and Siribaya 1A areas, with the intention of reviewing the lithological and mineralization models for the purpose of generating additional targets and extension.

In 2016, a re-logging of zone Taya-Ko drill cores was initiated in order to increase the level of knowledge and design a new exploration program for this deposit.

From the second quarter of 2016 to the first quarter of 2017, IAMGOLD completed a re-logging program on Diakha drill cores in order to standardize description and improve the understanding of the deposit. This re-logging included the 2014, 2015, and 2016 diamond holes. Meanwhile all previous density measurements were renewed on half core samples.

During the fourth quarter of 2017, all RC chips were re-logged or corrected as the number of available diamond holes increased and the knowledge of the deposit improved.

Hand held X-Ray Fluorescence (XRF) readings were taken during 2011 and 2012 over an existing 199 RC and 84 diamond drill core within the Siribaya and Taya-Maléa permits, collecting measurements of 27 elements to assist in the interpretation of the mineralizing system.

AIRBORNE SURVEYS
In 2009, Airborne Magnetic Spectrometer Survey was completed by Xcalibur Airborne Geophysics over the Project. Data collected included magnetic, radiometric, and Digital Terrain Model (DTM). Magnetic and radiometric samples were spaced at 4 m and 70 m, respectively, over a line spacing of 50 m.

The DTM was calculated by subtracting the radar altimeter readings from the differential GPS height. Measurements were carried out at 4 m intervals on 50 m spaced lines orientated at 120° relative to coordinate system UTM zone 29N. Accuracy was approximately ±3 m in the X and Y axis and approximately ±5 m in the Z axis (Xcalibur, 2009). The survey outlined the known Siribaya structure, and two additional structures, Siribaya West and Babara, as well as assisted in geological interpretation.

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In 2015, a versatile time-domain electromagnetic (VTEM) survey was initiated over the Diakha and Niakhaya targets with a total length of 108.3 line-km and 146.5 line-km respectively. This program aimed to support field mapping, interpretation, and targeting for following campaigns around Diakha.

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10 DRILLING

SUMMARY

The Mineral Resources discussed in this report were estimated using the data provided by reverse circulation (RC) and diamond core drilling (DD) completed in Zone 1B by IAMGOLD’s previous JV partner Merrex from 2006 to 2009 and IAMGOLD’s subsidiary IEM from 2009 until 2018. The Siribaya drilling has outlined two zones, Zone 1B and Zone 1A, of gold mineralization along a north-northeast trending corridor termed the Siribaya structure. On the Kambaya permit, the Diakha zone was drilled by IAMGOLD’s subsidiary IEM from 2014 until the date of this report.

Table 10-1 is a summary of the drilling included in the Project database that was used to estimate the current Mineral Resources. All DD or RC extensions of a previously existing drill hole is considered a new drill hole. Figures 10-1 and 10-2 show drill hole collar maps for the Diakha and Zone 1B deposits, respectively.

TABLE 10-1 DRILL HOLE DATABASE SUMMARY
IAMGOLD Corporation - Siribaya Project

	Year	Core		RC		Total
Area		Metres	No.	Metres	No.	Metres	No.
Siribaya	2006	435.5	5			435.5	5
	2007	6,600.0	47			6,600.0	47
	2008	7,631.3	33			7,631.3	33
	2009	4,715.0	17			4,715.0	17
	2010			16,142.0	164	16,142.0	164
	2011	10,930.0	54	34,960.0	307	45,890.0	361
	2012	7,791.0	37	1,760.0	12	9,551.0	49
	2015			3,438.0	31	3,438.0	31
Total Siribaya		37,667.3	188	56,300.0	516	93,967.3	702

Diakha	2014	2,109.1	10	9,235.0	95	11,344.1	105
	2015	5,512.1	18	12,329.0	93	17,841.1	111
	2016	6,534.4	19	6624.0	41	13,158.4	60
	2017	11,477.5	42	8,097.0	62	19,574.5	104
	2018	7,323.0	32	7,038.0	62	14,361.0	94
Total Diakha		32,956.1	122	43,323.0	353	76,279.1	474

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N
Legend:
Historic Drilling
2016 - 2018 Drilling
0
250
500
750
1000
Metres

Figure 10-1

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Drill Hole Collar Map

February 2019

Source: RPA, 2019.

10-2

RPA
www.rpacan.com

261,000 E
262,000 E
263,000 E
1,374,000 N
1,373,000 N
1,372,000 N
1,371,000 N
Legend:
RC Collar
DD Collar
RAB Collar
ZONE 1B
TAYA KO
N
0
250
500
750
1000
Metres

Figure 10-2

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

February 2019

Source: IAMGOLD, 2018.

10-3

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In addition to the drilling presented in Table 10-1, 411 rotary air blast (RAB) holes and 23 RC holes were completed by Merrex over regional targets including Bambadinka, Timeta, and Berekegni from 2006 to 2012 (Patrick et al., 2012). A total of 1,183 auger drill holes, generally 10 m in length, were also completed from 2010 to 2012 by IAMGOLD’s subsidiary IEM as part of a reconnaissance program concentrated at the Bambadinka deposit.

ZONE 1B

Drilling has been conducted by Merrex since its involvement in the Project until September 2010, and by IAMGOLD thereafter.

RC DRILLING
From 2010 to 2012, 658 RC holes were drilled for a total of 73,318 m. The program comprised 33 drilling lines principally oriented at 290° on the Siribaya structure and 11 east-west lines on the Bambadinka geochemical anomaly. On the northern extension of Zone 1B, RC drill holes were spaced 50 m apart along fence lines spaced at 400 m. At Zone 1A, RC drill holes were spaced 50 m apart along fence lines spaced 200 m, except in the centre of the structure where lines were spaced 400 m apart.

The cuttings from the RC drill holes were logged in detail and 65,600 samples were collected for a cumulative length of 65,601 m. RC drill cuttings are collected in large plastic bags tightly clamped onto the base of the cyclone. Samples are predominantly collected at one metre intervals and possibly cross geological boundaries. Dry samples, of a nominal 20 kg to 25 kg weight per metre, are reduced in size by splitting to approximately three kilograms and are placed in pre-numbered sample bags for dispatch to the assay laboratory. A record is made at the drill site of the sample identity and corresponding intervals, which is also recorded in the geological log and sample collection sheet. A waterproof tag recording the sample number is placed in the sample bag.

A small sub-sample of returned cuttings from each sample interval is washed and placed in a plastic chip tray for geological logging and storage. The remaining bulk sample for each interval is stored at the compound at the Siribaya camp.

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In December 2015, 31 RC holes totalling 3,438 m were executed on Zone 1B and Taya-Ko area. Four orientations were used to complete the program with one RC hole oriented to 090°; two RC holes oriented to 110°; 19 RC holes oriented to 270°; nine RC holes oriented to 290°; with similar inclination of -55°. The depth of RC holes varies from 36 m to 150 m with a mode of approximately 114 m. Varying spacings were used for this program to test the lateral continuity of different zones. Logging and witness selection procedures of the metric samples remained identical to the 2010 to 2012 practices.

In 2015, metric samples were returned to Siribaya camp to be composited to 2 m samples. Two contiguous samples were mixed and split in half and placed in two plastic bags. These two samples had identical sample numbers, one bag was sent for assay at SGS Mineral Mali and the other bag was stored at Siribaya camp as witness of 2 m composite sample. From the 2015 RC program, 1,720 RC cutting samples were collected (four composites samples had no recovery). RC cutting samples were placed in sacks in sets of 10 along with quality control (QC) samples. A total of 102 reference materials, 101 blanks, and 102 duplicates were inserted within the sample stream and shipped to SGS Mineral Mali for fire assay.

For both DD and RC samples, a unique number is derived from a sample book supplied by the assay laboratory. Sample numbers are recorded in the geological log and on a separate sample submission sheet. There is a minor risk of recording the incorrect sample type or interval, misreading the drillers’ metre tag, or similar errors. This is minimized by continuous chain of custody checks by the geologist during sampling, geology technicians at sample dispatch, and the assay laboratory upon receipt of samples.

CORE DRILLING
DD programs were undertaken each year on the property since 2006, except for 2010. In total, 179 DD holes were bored on the property for 35,332.3 m. Most of the drill holes were completed on Zone 1B and 1A, except during 2006 and 2007 where limited drilling occurred on the Berekegni and Timeta areas. On Zone 1B, 103 holes were drilled for a total of 21,217 m. Holes were mostly drilled at 270°, however, 10 holes were drilled at 090° for interpretation confirmation purposes. The holes were drilled on 40 m sections and at 40 m centres and inclinations ranged from -50° to -70°. The last three sections to the south were drilled on 80 m sections to explore for southern extensions. Most of the holes were drilled to depths varying from 100 m to 300 m and the deepest hole reached a depth of 392 m. At Taya Ko and Zone

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1A, 63 holes were drilled for 12,551 m. Holes were drilled at a 290° azimuth on 200 m to 400 m sections on 50 m centres and were inclined at -50° or -55°.

The core from the DD holes were logged in detail and 28,755 samples were collected for a cumulative length of 29,346.5 m.

DD drill core is oriented for all 2012 holes and a selection of earlier holes (one in 2008, 14 in 2009, and 35 in 2011). For these holes, alpha and beta angles representing the orientation plane of structural features was recorded. Structural features included bedding, foliation, schistosity, faults, fractures, contacts, and dikes.

Drill core samples were collected generally over intervals one metre in length and cross geological boundaries. The beginning of the sample interval is marked by placing a small plastic bag, containing two numbered sample tags, in the core box. Core is split with a rock saw; one-half is placed in a polythene bag with a sample tag; the other half remains in the core box for reference with the second tag. The saw is washed between samples. Where poor recoveries occur, solid core fragments are sawn and half of the unconsolidated material from the interval is taken. The sample recovery at Siribaya varies by rock type, with lower recoveries through faulted and fractured zones. The recovery is generally acceptable in the laterite, saprolite, and in the sedimentary sequences. In altered brecciated rock, i.e., the principal host for the gold mineralization, recovery ranges from 60% to 95% with lower recoveries from sand or clay-rich zones. Silicified breccias have high recoveries. There is no apparent correlation between gold grade and recovery.

LOGGING
Detailed geological logging was routinely undertaken during drilling. For both RC chips and DD core, geological observations are recorded on hardcopy graphical logging sheets and capture pertinent geological information for each deposit. Site specific information such as relevant mineralization types and alteration assemblage characteristics are being recorded.

Geological information recorded on hand written sheets is then transferred to Microsoft Excel files prior to being imported into Geosoft and GEMS software. Within this database, geological descriptions are coded by Lithology, % Mineral content, % Sulphide content, Weathering Profile, Texture, and Structure. Basic geotechnical data and core recovery is captured for all

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DD holes. These are entered onto hand written sheets and then entered into an Excel spreadsheet.

SURVEYING
Topographical survey data in the form of a DTM has been acquired from an Xcalibur Airborne Geophysical survey completed in August 2009. The DTM was calculated by subtracting the radar altimeter readings from the differential GPS height. Measurements were carried out at 4 m intervals on 50 m spaced lines orientated at 120° relative to coordinate system UTM zone 29N. Accuracy is ±3 m in the X and Y axis and ±5 m in the Z axis (Xcalibur, 2009).

DD holes were positioned using a Siribaya local grid. Once a drill hole was completed, it was surveyed with the hand held CSX Garmin with antenna, giving an accuracy of approximately ±2 m to 3 m (UTM NAD27). The collar was then capped and marked with a small concrete monument that displayed the drill hole name and date. Holes completed prior to January 2009 have subsequently been surveyed using a Trimble Pathfinder Differential GPS with ±60 cm precision.

In 2015, all RC holes were surveyed using a Garmin GPSmap 62 or 62s. Subsequently, all Zone 1B and Taya-ko were surveyed by Trimble Differential GPS with ± 20 cm precision.

Down the hole surveys for all drilling campaigns were routinely taken at approximately 50 m intervals using a Reflex EZ-Shot magnetic clinometer instrument hired and operated by the drilling contractor. Drill hole survey measurements taken by this method are considered reliable.

DIAKHA

DRILLING PROCEDURES
Drilling pads were prepared measuring approximately 15 m by 8 m, and the positions of planned drill holes were located using a hand held GPS. A technician with a list of holes to be drilled and their technical parameters (Hole ID, Azimuth, Dip and Planned length) was always on site. To align the rig according to the planned azimuth, a line was marked on the ground with a rope and the drill rig was aligned parallel to that line. Before starting drilling, the technician checked the dip with a clinometer. While drilling, a downhole survey was taken at

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12 m as a control for the surface dip and azimuth. Drilling resumes if the first survey is identical to the previous survey, if not, the hole is aborted and replaced by a new drill hole located one metre beside with original Hole-ID and a suffix of “A” or “B” is added, depending on how many times the hole was aborted.

CORE DRILLING
From 2014 to date, 127 DD holes totalling 30,519.28 m were drilled at Kambaya. Most of these holes started from surface, however, 20 holes are re-entries in previous RC holes or DD holes (17 and 3, respectively). DD holes starting from surface were drilled using HQ size until fresh rock was reached at which point it was directly reduced to NQ size. The selected azimuth for Diakha DD programs is 115° with a few holes oriented differently to overcome target geometry of topography issues. Diakha DD programs were executed with an inclination between -50° to -65° with a mode at -60°.

To mark the bottom of oriented core holes, an ACE apparatus was used. The downhole tools were handled by the driller under the control of a geological technician and the markings were made every six metres. Core holes were surveyed downhole with a reflex instrument. Before 2017, downhole surveys were performed every 50 m, at the point where HQ was reduced to NQ, and at the end of each hole. From 2017 to date, downhole surveys are performed every 30 m with orientation testing at approximately 10 m and a final check at the end of each hole.

At Diakha, core trays were transported from the drilling site to the camp by the technician at the end of each shift. Upon arrival in the camp, the subsequent operations were carried out under the direct supervision of the geologists. At the camp, core trays were placed on the logging tables according to their depth so that the geologists could review the core for orientation, recovery, and rock quality designation (RQD). Core recovery and RQD measurements were then documented in detail by a trained technician under the supervision of the geologists, who were usually logging the hole at the same time. Prior to 2017, RQD estimation was completed over metric intervals instead of drilling cycle and concerned core pieces greater than 5 cm instead of 10 cm. Since 2017, RQD estimation is realized on drilling cycles, 1.5 m or less in regolith (HQ size), and 3 m or less in fresh rock (NQ size). RQD was estimated on core pieces over 10 cm following Derre D.U and Deere D.W (1988). The core was logged by geologists for lithology, alteration, structure, veining, mineralization (sulphide

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content), and weathering. Quick log or logging was done on whole core and review or re-log on half core.

For structural logging, alpha and beta angles for each type of structure were measured and recorded. Observations were usually made every metre. Commonly logged structures included bedding, schistosity, veining, contacts, shear bands, fractures, dikes, and fault markers. Vein characteristics such as size, infill material, alteration minerals, and sulphides were also recorded.

After logging was complete, samples were taken for density measurements. The core trays were then transferred to the sawing area. Prior to 2016, lengths of approximately 10 cm of core were collected every 5 m in regolith and 25 m in fresh rock for density measurements using the plastic wrapped, water immersion method. In 2016, IAMGOLD determined that plastic caused under estimation of density in fresh rock. The standard operating procedure was updated and density estimation was completed using the water immersion method without plastic wrap with precision scale. Density sample selection remains consistent with previous intervals. Pictures were taken of core in the tray, three trays at a time. These pictures show the name of the hole on a plate and information of each core tray (box number, starting length and final length) on individual plates.

The core was sawn with a diamond saw blade and placed in bags. The saw was washed between samples. Soft rocks such as saprolite were usually cut with a machete. Where core recovery is poor and no sufficient sample is available to prepare a sample, two or three metres were combined to make a composite sample. Core was split into two halves, with one half placed in a 24 cm by 40 cm plastic bag and sent for assay. The other half was kept for reference. A pre-prepared sample tag was added and the bag was wrapped and stapled at the top. Control samples were introduced approximately every 10 samples. A standard and a blank sample were alternatively inserted as control samples within the sampling sequence. No duplicates have been inserted in Diakha sample sequence since 2014.

RC DRILLING
Samples were taken every one metre down the hole and the entire hole was sampled. Samples were collected at the exit of the drill cyclone using 50 cm by 80 cm plastic bags, often doubled with polywoven bags, resulting in 25 kg to 35 kg sample weights when good recovery

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was experienced. The cyclone was blown clean by the drill operator between each sample and manually cleaned after each rod. The Hole ID and the sample depth were written on the plastic bag with a permanent marker. After collecting the sample, a sample tag, which included the sample number, as well as an aluminum-made tag that included both the sample number and Hole ID, was put inside the bag. All of these operations were under the supervision of a geologist, who was also in charge of logging the geology immediately after a sample was collected. Tags and sample bags were prepared and marked in advance.

After the rig moved to another hole, a second crew would start splitting the samples. Each sample was split to reduce size to approximately three kilograms. These samples were then collected and transferred to the camp. One was kept as reference and the other was used to make composite samples to be shipped to the laboratory. At the camp, samples were combined to a two metre composite. The two metre composite samples have been made only since 2014. Control samples were introduced approximately every 10 samples. A duplicate sample and a blank sample were alternatively inserted within the sampling sequence. RC holes were logged in one metre increments and information captured in the logs was the same as core logging with the exception of structural information.

SURVEYING
A downhole survey has been carried out for all of the RC and DD drill holes. Most of the collars have recently been resurveyed with DGPS with ± 20 cm precision. All DD holes drilled have been oriented with a red line along the core to indicate the bottom of the hole.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

MERREX
During Merrex’s tenure as Project operator, DD core was generally sampled at one metre intervals and crossed geological boundaries. The beginning of the sample interval was marked with a small plastic bag placed at the start of the sample in the core box and containing two numbered sample tags. The core was sawn with a diamond saw blade: one half of the split core was placed in a bag and the other half was returned to the core box for reference. The saw was washed between samples. Poorly recovered samples were split using a diamond saw where possible, and added to the plastic bag alongside half of the unconsolidated material collected by the sampler.

RC drill cuttings were collected in large plastic bags tightly clamped onto the base of the cyclone. Samples were predominantly collected at one metre intervals and cross geological boundaries. Dry samples, of a nominal 20 kg to 25 kg weight per metre, were reduced in size by splitting to approximately three kilograms and placed in pre-numbered sample bags for dispatch to the assay laboratory. Sample number and corresponding drill hole name and sample interval was recorded at the drill site on the sample collection and geological logging sheets. A waterproof tag recording the sample number was also placed in the sample bag.

A small sub-sample of returned cuttings from each sample interval was washed and placed in a plastic chip tray for geological logging and storage. The remaining bulk sample for each interval was stored at the Merrex exploration compound at the Siribaya camp. Sampling of RAB drill holes was completed systematically on two metre intervals.

IAMGOLD
DD core was sawn with a diamond saw blade and placed in sample bags. The saw was washed between samples. Core was split into two halves, with one half to be sent for assay and the other half kept for reference. Soft rocks such as saprolite were usually cut with a machete.

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Where core recovery was poor and no sufficient sample was available to prepare a sample, two metres or three metres were combined to make a composite sample. A pre-prepared sample tag was added and the bag was wrapped and stapled at the top. A sampling sheet was provided to the technician by the supervising geologist for each hole to be sampled.

Samples of RC cutting were taken generally every one metre down the hole and the entire hole was sampled. Samples were collected at the exit of the drill cyclone using 50 cm by 80 cm plastic bags, resulting in 25 kg to 35 kg sample weights when the recovery was good. The cyclone was blown clean by the drill operator between each sample. The Hole ID and the sample depth were written on the plastic bag with a permanent marker. After collecting the sample, a sample tag, which included the sample number, as well as an aluminum-made tag, which included both the sample number and Hole ID, was put inside the bag. All of these operations were under the supervision of a geologist, who was also in charge of logging the geology immediately after a sample was collected. Tags and sample bags were prepared and marked in advance.

After the rig had moved to another hole, another crew would start splitting the samples. Each sample was split with a high capacity splitter until a two kilogram to three kilogram sample for assay and a duplicate were obtained, with both samples being bagged and numbered. Control samples were introduced approximately every 20 samples: a duplicate sample and a blank sample were alternatively inserted within the sampling sequence.

Since 2015, minor changes were applied to the sampling procedure of RC cuttings. Metric cuttings were recovered in woven propylene bag under cyclone and arranged beside rig. Cyclones are cleaned through air blow by operator between samples and manually between rods. After the rig is moved from a hole, a different team including a team leader under supervision of a technician dries wet samples under sunlight and splits collected samples using riffle splitter until a subsample between two kilograms and three kilograms is obtained. A five kilogram witness of metric subsamples were picked and stored at main camp. Subsamples were sent to main camp for compositing before shipment to lab. At camp two consecutive samples were mixed together and split using riffle splitter in two samples of which one were shipped to lab for assay and other kept as witness of 2 m composite. Within sample sequence were inserted 15% quality control samples including 5% of blank material, 5% of reference material and 5% duplicates.

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DENSITY ANALYSIS

Very few samples were selected for analysis during drilling programs conducted prior to 2014. A systematic program for density determinations at the Project was implemented during the 2014 diamond drilling campaigns at Diakha. Core density measurements were completed in-house using the water immersion method with regolith samples wrapped in plastic beforehand.

Since 2016 density estimation procedure changed as no more plastic bag were used for samples out of regolith. Samples were selected every 5 m in regolith and 25 m in fresh rock. Core density measurements were completed in-house using the water immersion method with a precision scale.

In 2018 IAMGOLD realized specific density measurements on mineralized intersections. Samples were specifically collected within mineralization in order to have better estimation of density of ore zones. The number of samples collected depended on facies represented in a mineralized interval (lithology, alteration, proportion of sulfides). Measurements were completed in-house using the water immersion method with a precision scale. Selected samples for mineralized intersections density estimation were half core or quarter core depending on the size of witness, as some holes were sawn in quarter for assay checks or petrography purpose. A total of 1,764 density measurements were made on 117 different core holes.

SAMPLE CHAIN OF CUSTODY AND STORAGE

Core and RC samples were packed in large polywoven sacks in sets of ten at the Siribaya camp. The total weight and sample identification numbers were written on the sack, and was also recorded on a separate chain of custody sheet, a copy of which accompanied the sack. The originals were retained on site. The polywoven sacks were sealed and transported by company personnel from the Project site to a small secure warehouse at the airstrip at Kéniéba, prior to transport by plane to Bamako.

In 2006, samples were prepared and assayed at ABILAB Afrique de l'ouest sarl (ABILAB) in Bamako. From 2007 to 2015, samples were prepared and assayed at ALS-Chemex Geochemistry, and in 2015, the SGS facility also began to prepare and assay Siribaya samples. Both the SGS and ALS independent facilities are located in Bamako and are

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accredited with the International Organization for Standardization/International Electrotechnical Commission (ISO/IEC) 17025 standards.

After 2015 all core and RC cutting were prepared and packed in polywoven sacks in sets of ten at Siribaya camp and shipped to SGS Mineral Mali for 50 g fire assay. SGS Mineral Mali is accredited by SANAS and conforms to the requirements of ISO/IEC 17025:2005 for specific tests as indicated on the scope of accreditation to be found at http://sanas.co.za.

Following preparation and assaying, coarse and pulp reject samples were stored at the ALS facility for a period of three months prior to being returned for storage at a secure warehouse facility that IEM owns in Bamako. Since 2017 IAMGOLD collects directly coarse rejects and pulps from SGS and stores them in Sirbaya exploration camp.

RPA considers sample security and integrity to be satisfactory.

SAMPLE PREPARATION

Upon receipt of the sample submission, each sample bag was checked against the sample submission form, weighed, and then dried. The entire core sample was then crushed to 75% passing <2 mm (10 mesh) with a jaw crusher, a sub-sample of approximately 1,000 g is split and pulverized in a ring and puck grinding mill to 80% passing <200 mesh. Samples are split again using the cone and quarter methodology to obtain a 50 g sample for fire assay. The crusher and pulverizer are cleaned following every fifth sample with compressed air, and are cleaned between batches with certified blank samples.

Since 2016, all Diakha samples were assayed at SGS Mineral Mali. Coarse sample of core were dried and weighted before crushing. Samples were crushed using jaw crusher to 75% passing <2 mm (10 mesh) with a jaw crusher. A sub-sample of approximately 1,000 g is split and pulverized in a ring and puck grinding mill to 85% passing 75 µm. Samples are split again using the cone and quarter methodology to obtain a 50 g sample for fire assay. The crusher is cleaned following each sample with air blow and blank material every ten sample. The pulveriser is cleaned following every sample with compressed air, and cleaned between batches with certified blank samples.

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SAMPLE ANALYSIS

Samples were assayed at ABILAB, ALS, and SGS using fire assay with atomic absorption finish on pulverized 50 g aliquots, with a lower detection limit of 5 ppb ((ALS code FA-50 (pre-2008) and Au-AA24) or 10 ppb (ALS code Au-AA26; SGS Code FAA505). The ALS Au-AA26 procedure was used to assay Siribaya samples from 2007 to 2009. All samples returning values greater than 10 g/t Au were repeated using a gravimetric finish (ALS Code Au-GRA22; SGS Code FAG505).

Since 2016 all Diakha samples were assayed at SGS Mineral Mali with atomic absorption finish on pulverized 50 g aliquots, with a lower detection limit of 10 ppb (SGS Code FAA505).

The 2015 end year RC program on Zone 1B and Taya-Ko followed same protocol at SGS Mineral Mali for 50 g Fire Assay.

In RPA’s opinion, the sample preparation, analysis, and security procedures at the Siribaya Project are adequate for use in the estimation of Mineral Resources.

QUALITY ASSURANCE/QUALITY CONTROL

PROCEDURES
A quality assurance and quality control (QA/QC) program was implemented by Merrex in 2008 and continued by IAMGOLD for all drilling. The program involves the insertion of Certified Reference Material (CRM or standards), blanks, and field duplicates (1/4 core or duplicate split until 2012) with drill hole sample submissions to monitor the precision, accuracy, contamination, and quality of the laboratory processes and results. Insertion rates varied over the life of the Project and are listed in Table 11-1.

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TABLE 11-1 QA/QC SAMPLE INSERTION RATES
IAMGOLD Corporation - Siribaya Project

Year	CRM	Blank	Field Duplicate
2006-2007	none	none	none
2008	none	1 in 50	1 in 50
2009	1 in 10	1 in 20	1 in 20
2010-2012	1 in 10	1 in 10	1 in 10 (DD) or 1 in 20 (RC)
2014-2015	1 in 10	1 in 10	1 in 20 (RC)
2016-2018	1 in 10	1 in 10	1 in 20 (RC)

A total of 1,227 rejects and 218 pulps were submitted to a second laboratory to check for bias. No secondary laboratory check was realized since 2016. The results confirmed that the assays at ALS and SGS are reliable.

RPA recommends that previous QA/QC procedures be reinstated, consisting of regular submissions of core field sample duplicates along with RC samples duplicates, submission of pulp duplicates to the same laboratory, and submission of pulp to secondary laboratory.

QA/QC ANALYSIS: 2008-2012
Patrick et al. (2012) collated and analyzed all collected QA/QC samples from 2008 to 2012. This section presents a review of their analysis, conclusions and recommendations, as well as RPA’s opinion.

A summary table of QA/QC samples submitted is presented in Table 11-2. From 2008 to 2012, Merrex and IAMGOLD collected a total of 7,463 QA/QC samples alongside 32,307 DD samples and 65,600 RC samples.

TABLE 11-2 SUMMARY OF QA/QC SAMPLES
IAMGOLD Corporation - Siribaya Project

		% of Total Samples
QA/QC Sample Type	No Samples	Submitted
Blank	2,793	2.9%
CRM	2,645	2.7%
DD Field Duplicates	412	1.3%
RC Field Duplicates	1,589	2.4%
Total	7,463

Source: Patrick et al. (2012)

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BLANK SAMPLES
Patrick et al. (2012) analyzed the results of 2,793 blank samples to test for contamination. A value was considered to have failed if it reported a value more than ten times the detection limit, or more than 0.01 g/t Au. A total of 3% of blank sample submitted during this period returned values about this threshold. An additional three samples were identified by Patrick et al. (2012) as probable sample label errors, as they returned highly spurious values.

CRM SAMPLES
A total of 2,645 CRM samples were submitted alongside Siribaya samples from 2007 to 2012, representing low, medium, and high grade values from 19 unique Rocklabs certified reference materials. Patrick et al. (2012) reviewed 1,698 of these samples, including 31 and 73 CRM samples from the 2011 and 2012 drill hole programs, respectively. The results of 51 CRM samples were excluded from analysis as they were identified as likely mislabelled CRM. Patrick et al. (2012) identified very small positive and negative biases when compared to the accepted value of each CRM. They noted that positive biases were more apparent at lower grade ranges, and that only 1% of analyzed samples returned values outside their accepted limit of two standard deviations.

FIELD DUPLICATES
Patrick et al. (2012) analyzed the results of the 412 DD and 1,432 RC field duplicate samples using Thompson and Howarth, Rank % half of the absolute relative difference (HARD), Mean vs. % HARD, Correlation, and Quantile-Quantile (Q-Q) plots. Duplicate samples were selected for analysis at regular intervals, and this regularity resulted in the most representative grade distribution within the field duplicate samples at Siribaya to be from 0 g/t Au to 0.01 g/t Au. Patrick et al. (2012) limited their analysis to those samples returning values above 0.01 g/t Au, resulting in 834 DD and 176 RC duplicate pairs.

Patrick et al. (2012) found poor repeatability at all grade ranges of DD duplicate sample pairs, indicated visually, as well as by a correlation coefficient of 0.61 and only 50% of sample pairs returning a value within 20% HARD. RC sample pairs returned more reliable results, indicated by a correlation coefficient of 0.9 and 85% of sample pairs returning a HARD value within 20%. High variability was observed in both sample sets.

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QA/QC CONCLUSIONS AND RECOMMENDATIONS
The following conclusions were offered by Patrick et al. (2012) based on their review of all QA/QC samples available from 2007 to 2012:

1.	The results from the blank samples imply that there is minimal cross sample contamination.

2.	Results of the CRM analysis demonstrate that assay values are sufficiently accurate to be used in resource estimation.

3.	Poor repeatability observed in the field duplicate programs indicate a high nugget effect associated with localized mineralization.

4.	Several mislabelled QA/QC samples were removed from analysis, and their presence points toward the potential for database inaccuracies.

5.	The sequential insertion of duplicate and blank samples has inhibited a focus of the QA/QC analysis on samples that will inform grade estimates.

6.	QA/QC results provide sufficient confidence in assay values for their use in the estimation of Inferred and Indicated Resources.

The following recommendations were offered by Patrick et al. (2012) based on their review of all QA/QC samples available from 2007 to 2012:

1.	The potential for cross contamination from higher grade samples should be tested by inserting blanks within or directly after mineralized zones.

2.	Repeatability of field duplicate samples and the impact of a nugget effect should be investigated by selecting a greater proportion of duplicate samples from mineralized samples.

3.	The operator of the Siribaya Project should implement a thorough duplicate sample program involving the submission of field, reject, and pulp duplicate to its primary assay laboratory.

4.

Check pulp duplicates to a secondary laboratory should be implemented. Pulps should be homogenized and riffle split at the check laboratory prior to analysis and the same analytical methods should be used at both primary and check laboratories.

5.	Analytical accuracy and precision, including the cyclicity identified in CRM analysis, should be monitored by submitting pulp duplicates for analysis in later batches.

RPA has reviewed the findings of the Patrick et al. (2012) analysis and agrees with the conclusions and recommendations.

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QA/QC ANALYSIS: 2014-2015
The QA/QC protocols implemented for the Diakha RC and core samples included the following types of QA/QC samples:

  CRM Samples - prepared from mineral matrices that contain known gold values uniformly distributed throughout the pulverized rock. Submitted to the assay laboratory in foil sachets, CRM samples are used to assess laboratory accuracy and precision.

  Blank Samples - used in the assessment of contamination from other gold bearing samples during sample processing and laboratory accuracy. Local blanks made of Late Proterozoic sandstone were used.

  Core Duplicate Samples - quartered core taken from remaining core archive and used to check assess sample preparation and laboratory precision. At Diakha, no core field duplicate samples have been taken to date.

  RC Duplicate Samples - duplicate splits taken from RC chips to assess sample preparation laboratory precision.

  External Reject Checks – reject samples returned by ALS Chemex were resubmitted to SGS Minerals Laboratory and vice versa.

  External Pulp Checks - pulp duplicate samples from ALS Chemex were resubmitted to SGS Minerals Laboratory.

For both RC and core drilling, CRM or blank samples were inserted alternatively every 10th sample, so that each number ending with 0 was either a standard or blank. For RC samples, a duplicate was also inserted at every second occurrence of sample numbers ending with 5 and the previous occurrence of sample numbers ending with 5 was the original sample for that duplicate. For DD holes, no field duplicates were inserted. Overall, standards and blanks represented approximately 10% of the total RC and core samples analyzed. Duplicates samples represented another 5% of the total RC samples assayed, increasing the overall control samples to 15% for RC drilling.

The quality control insertion rates are summarized in Table 11-3. The total number of samples was 17,216 including 5,133 core and 12,083 RC samples.

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TABLE 11-3 SUMMARY OF 2014 AND 2015 QA/QC SAMPLES
IAMGOLD Corporation - Siribaya Project

QA/QC Sample Type	# of Samples	% of Total Samples
Blank Samples	859	4.99
CRM Samples	851	4.94
CRM and Blank Samples	1,710	10
RC Field Duplicates	599	4.96

STANDARD CRM SAMPLES
A total of 851 Rocklabs CRM samples were submitted with RC and core samples from Diakha in 2014 and 2015 drilling campaigns. A range of CRM were inserted to test the range of gold grades usually encountered at the Diakha prospect. A lower grade standard was inserted alternatively with a higher grade. The threshold value for validation was set at ±15% of the certified value of each CRM; the warning value was set at ±10% of the certified value of each CRM. Approximately 99.8% (849 out of 851) of the total standards fell within 15% of the certified mean values of CRMs. Only five out of 851 CRMs fell in the warning zone (±10%).

BLANKS
Out of the 859 local blank samples assayed during the 2014 and 2015 drilling campaigns at Diakha, 824 returned values below the detection limit and 30 returned values slightly higher than detection but within 2.5 times the detection limit. Eight samples failed with relatively low background values of 0.028 g/t Au to 0.076 g/t Au.

DUPLICATES
The 599 RC field duplicates are shown in Figure 11-1. The samples average 0.19 g/t Au and have a relatively high relative standard deviation (RSD) of 63%, which may be due to a nugget effect and the large proportion of low grade samples duplicated.

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QA/QC ANALYSIS: 2016-2018
The QA/QC protocols implemented for the Diakha RC and core samples included the following types of QA/QC samples:

  CRM Samples - prepared from mineral matrices that contain known gold values uniformly distributed throughout the pulverized rock. Submitted to the assay laboratory in foil sachets, CRM samples are used to assess laboratory accuracy and precision.

  Blank Samples - used in the assessment of contamination from other gold bearing samples during sample processing and laboratory accuracy. Local blanks made of Late Proterozoic sandstone were used.

  RC Duplicate Samples - duplicate splits taken from RC chips to assess sample preparation laboratory precision.

For both RC and core drilling, CRM or blank samples were inserted alternatively every 10th sample, so that each number ending with 0 was either a standard or blank. For RC samples and before 2018, a duplicate was also inserted at every second occurrence of sample numbers ending with 5 and the previous occurrence of sample numbers ending with 5 was the original sample for that duplicate. RC duplicate selection was facilitated since 2018 and each 20th sample of a sequence was duplicated in following sampling number (21st). Both procedures

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allowed insertion of 5% duplicates of RC chips. For diamond drill holes, no field duplicates were inserted. Overall, standards and blanks represented approximately 10% of the total RC and core samples analyzed. Duplicates samples represented another 5% of the total RC samples assayed, increasing the overall control samples to 15% for RC drilling.

The quality control insertion rates are summarized in Table 11-4. The total number of samples was 44,514 including 28,075 core and 16,439 RC samples.

TABLE 11-4 SUMMARY OF 2016 TO 2018 QA/QC SAMPLES
IAMGOLD Corporation - Siribaya Project

QA/QC Sample Type	# of Samples	% of Total Samples
Blank Samples	2,162	4.85
CRM Samples	2,156	4.84
CRM and Blank Samples	4,320	9.70
RC Field Duplicates	745	1.6

STANDARD CRM SAMPLES
A total of 2,156 Rocklabs CRM samples were submitted with RC and core samples from Diakha in 2016-2018 drilling campaigns. A range of CRM were inserted to test the range of gold grades usually encountered at the Diakha prospect. A lower grade standard was inserted alternatively with a higher grade.

Between 2016 and 2017 the threshold value for validation was set at ±15% of the certified value of each CRM; the warning value was set at ±10% of the certified value of each CRM. Approximately 98.8% (1,404 out of 1,420) of the total standards fell within 15% of the certified mean values of CRMs. No sample out of 1420 CRMs fell in the warning zone (±10%). The failed CRMs consist of ROCKLABS OxA89 grading at 0.0836, a low grade CRM that fails more often than other. This CRM was later removed from QAQC process.

In 2018, 736 CRMs were inserted within samples stream (core and RC). GEMS LabLogger QC software was adopted for advanced validation. The threshold value for validation was set at ±3SD of each CRM; the warning value was set at ±2SD of each CRM. Approximately 96.05% (707 out of 736) of the total standards fell within ±3SD. 28 out of 736 CRMs fell in the warning zone (±2SD).

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BLANKS
Out of the 1,358 local blank samples assayed during the 2016-2017 drilling campaigns at Diakha, 1,352 returned values below the detection limit and 56 returned values equal or slightly higher than detection but within 2 times the detection limit. No samples failed.

In 2018, 740 local blank samples were inserted in Diakha samples sequence of. A total number of 737 local blank samples returned values under 3 times detection limit (0.01 g/t) of which 670 samples fell under detection limit. A total of 67 samples returned grades slightly above detection limit (0.01 g/t or 0.02 g/t).

DUPLICATES
Between 2016 and 2017, 429 duplicates samples were inserted within samples sequence. A total of 127 duplicates can be considered as original sample returned grade equal of greater than ten times detection limits. The relative difference ranges from 0% to 133% with an average relative difference at 26%. This high relative difference values might be linked to nugget effect.

In 2018, 314 duplicate samples were inserted within sample sequences. A total of 89 original samples returned grades equal or greater than ten time detection limit and 159 samples failed to be considered in duplicate analysis. From 89 valuable duplicates, 61 passed validation (±20%) and 15 failed. The relative different between original and duplicate samples ranges between 0% and 112% with and average at 19%. These high value relative difference up to 112% might be associated to nugget effect.

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Field Duplicate Assay (g/t Au)
Field Original Assay (g/t Au)
0
0.5
1
1.5
2
2.5
3
3.5

FIGURE 11-3 RC 2018 FIELD DUPLICATE SCATTER PLOT

Field Duplicate Assay (g/t)
Original Assay (g/t Au)
0.0
0.5
1.0
1.5
2.0

In RPA’s opinion, the QA/QC program in place at the Siribaya Project is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

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DATABASE MANAGEMENT
Drill hole databases at the Project are maintained in Excel files and GEMS Access databases, which are backed up on a regular basis.

RPA is of the opinion that the sample preparation and analytical procedures used by IAMGOLD followed industry-standard procedures and the resulting analytical data are acceptable for use in the resource estimation.

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12 DATA VERIFICATION

RPA visited the Siribaya property in November 27 to 30, 2018 and during the 2015 drill campaign. The core logging facility was examined during the visit. RPA notes that:

  Core logging was completed to industry standards.

  Logging was completed through direct inspection by geologists.

  Generally, the entire length of the hole was sampled. Core was sampled in one metre intervals.

  Core sampling was being carried out appropriately.

  Core density measurements were completed in-house using the water immersion method with regolith samples wrapped in plastic beforehand.

  Verification samples were collected by RPA during the 2015 site visit from two drill holes and are summarized for comparison against the database values in Table 12-1. No check samples were collected during the 2018 visit

TABLE 12-1 VERIFICATION SAMPLE COMPARISON
IAMGOLD Corporation - Siribaya Project t

HOLE-ID	Type	Sampling Interval (m)		Database Sample Number	g/t Au Original	g/t Au RPA
		From	To
SR-DD-09-085	DD	205	205.5	64616	1.62	3.50
SR-DD-09-085	DD	205.5	207	64617	3.71	2.82
SR-DD-09-085	DD	207	208.5	64618	1.94	1.77
SR-DD-09-085	DD	208.5	210	64619	7.28	7.06
SR-DD-09-085	DD	210	211.5	64621	1.10	1.27
SRC15-485	RC	156	158	231481	8.65	9.33
SRC15-485	RC	158	160	231482	15.80	17.10
SRC15-485	RC	160	162	231483	28.50	26.80
SRC15-485	RC	162	164	231484	11.55	11.20
SRC15-485	RC	164	166	231486	45.20	37.30
SRC15-485	RC	166	168	231487	18.20	13.10

The verification samples reported a lower mean value, however, no bias between the sample sets was observed and the samples confirmed the presence of gold mineralization at the Siribaya and Diakha deposits.

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DRILL HOLE DATABASE

2015 DATABASE VERIFICATION
The following is a list of the data validation checks performed on the drill hole database by RPA in 2015:

  Checked for duplicate drill hole collar locations and hole numbers.

  Checked collar locations for zero/extreme values.

  Checked assays for missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values, etc.

  Checked for out-of-range values, missing intervals, overlapping intervals, out of sequence intervals, etc.

  Carried out visual inspection of drill holes for unusual azimuths, dips, and deviations.

  Checked for duplicated sample numbers.

  Compared drill hole collar elevations to the topographic surface.

RPA used digital copies of the assay certificates to validate 48,723 of the 94,610 total values in the database provided by IAMGOLD for the Zone 1B and Taya Ko deposits and 14,805 of the 15,424 total values provided by IAMGOLD for the Diakha deposit. This validation exercise covered campaigns conducted under the direction of Merrex and IAMGOLD, and included RAB, DD, and RC sample types, and independent laboratories ALS, SGS, and ABILAB. The comparison covered 51% of all assays contained in the regional Zone 1B and Taya Ko database, collected from 2006 to 2012, and 96% of all assays contained within the Diakha database, collected in 2014 and 2015.

During the 2015 assay validation RPA did not uncover any errors at Zone 1B and Taya Ko, and found only ten errors at Diakha. In addition, one certificate indicated that the results were presented in parts per billion, however, a review of the results led RPA to be of the opinion that the results were misrepresented and were actually parts per million, consistent with the other certificates in the campaign and as existing in the database. Table 12-2 summarizes the different types of errors found as well as their frequency. The databases have been corrected.

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TABLE 12-2 DECEMBER 2015 DATABASE VALIDATION ERROR SUMMARY
IAMGOLD Corporation - Siribaya Project

Error Types	No. of Errors
Sample Value Not in Certificate	4
Fire assay result not updated to reflect gravimetric result	6
Total	10

RPA’s review found six pairs of records sharing the same sample identification number (duplicates), however, the gold results were unique. RPA recommended that Siribaya adopt the database management practice of using the laboratory batch number as a secondary key-ID field along with the sample number.

2019 DIAKHA DATABASE VERIFICATION
RPA performed a two–stage database verification procedure for the January 2019 Diakha resource estimate. The first stage consisted of a comparison of the updated database with the December 2015 database. In the second stage, the database was compared against assay certificates covering the 2016-2018 drilling campaigns.

The comparison with the December 2015 database consisted of matching the sample number and the corresponding assay value from the locked old database with the record in the December 2018 data set. The comparison identified six samples for which the assay results were switched to fire assay method instead of the more appropriate gravimetric results, as present in the old database. The minor changes in grades are inconsequential for the resource estimation, however, RPA recommends using the gravimetric results for higher grade samples, whenever these are available. RPA noted that elsewhere in the database, for the checked assays, the gravimetric assay results were correctly imported into the database.

For the second stage of the comparison, RPA compiled a random selection of assay certificates for samples collected from 2016 to 2018 drilling campaigns. This amounted in approximately 10,000 assay results, representing 18% of the resource database. RPA did not identify any differences between the independently compiled assays and the content of the resource database.

During the November 2018 site visit, RPA took readings of several collar positions, from both Diakha and Siribaya deposits, with a handheld GPS. The recorded coordinates were

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compared to the database collar positions. The field readings were found to be within two metres or closer from the coordinates in the database.

In the opinion of RPA, the database is acceptable for the purposes of resource estimation.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical testwork on Diakha mineralization is summarized in Girard (2015). Three composites were prepared from Diakha DD core. Each composite is comprised of core samples from several holes to achieve the desired three grades for metallurgical analysis. These composites were sent to the SGS Minerals Services facility in Lakefield, Ontario.

The head grades of Comp 1, Comp 2, and Comp 3 were 0.64 g/t Au, 0.95 g/t Au, and 1.98 g/t Au, respectively. Results of the grindability tests are summarized in Table 13-1.

TABLE 13-1 BOND BALL MILL GRINDABILITY TEST SUMMARY
IAMGOLD Corporation - Siribaya Project

Sample Name	Work Index (kWh/t)	Hardness Percentile	Closing Screen (µm)
Comp 1	16.4	72	150
Comp 2	17.0	77	150
Comp 3	16.4	73	150

Bond ball mill work indices can be classified as moderately hard for all three composites.

A single gravity separation test was performed on each composite to generate tailing for cyanide (CN) leach testing. The gravity recoveries were 8.5%, 17.1%, and 22.9% for Comp 1, Comp 2, and Comp 3, respectively. CN leach tests on gravity tails were conducted at three different grind sizes (150 µm, 100 µm, and 75 µm). Gold extractions were 93.9%, 90.5%, and 93.6% for Comp 1, 2, and 3, respectively, at the finest grind size tested (approximately 80% passing 75 μm). The sodium cyanide consumption was averaging 0.29 kg/t of CN feed for Comp 1, 0.30 kg/t for Comp 2, and 0.91 kg/t for Comp 3. The lime consumption was 0.58 kg/t for Comp 1, 0.45 kg/t for Comp 2, and 1.0 kg/t for Comp C.

Results of the gravity and leach tests are summarized in Table 13-2. The average head grade and recovery for the three composites is 1.13 g/t Au and 92.7%, respectively.

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TABLE 13-2 GRAVITY AND LEACH TEST SUMMARY
IAMGOLD Corporation - Siribaya Project

			Reagent
			Consumption
		CN	(kg/t of CN feed)		Au Extraction (%)			Final	Head
Sample	P80	Conc.			CN		Gravity +	Residue	Grade (g/t
Name	(µm)	(g/L)	NaCN	CaO	Leach	Gravity	CN Leach	(g/t Au)	Au)
Comp 1	77	0.5	0.29	0.58	93.2	8.5	93.9	0.04	0.58
Comp 2	77	0.5	0.30	0.45	88.9	17.1	90.5	0.08	0.85
Comp 3	78	0.7	0.91	0.70	91.5	22.9	93.6	0.13	1.97

In conclusion, the preliminary metallurgical testwork results suggest that the gold mineralization is not refractory and that a gold recovery of approximately 92% can be expected from a conventional leach/carbon in pulp (CIP) circuit.

RPA recommends that IAMGOLD carry out metallurgical testwork at Siribaya Zone 1B and continue to do more testwork at Diakha.

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

RPA has updated the Mineral Resource estimate for the Diakha deposit. RPA’s 2015 Mineral Resource estimate for Zone 1B and Taya Ko deposits remains unchanged. The resources are based on block models constrained with 3D wireframes for the mineralized domains. Values for gold were interpolated into blocks using inverse distance squared (ID2) for Zone B1 and Taya Ko and inverse distance cubed (ID3) for Diakha. The estimate is summarized in Table 14-1.

TABLE 14-1 SIRIBAYA MINERAL RESOURCES – DECEMBER 31, 2018
IAMGOLD Corporation - Siribaya Project

Deposit	Indicated Resources			Inferred Resources
	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Zone 1B
Laterite	110,000	1.36	4,800	123,000	1.24	4,900
Saprolite	774,000	1.55	38,600	1,670,000	1.33	71,300
Saprock	952,000	2.21	67,700	1,996,000	1.64	105,500
Rock	266,000	2.05	17,500	305,000	1.84	18,000
Zone 1B Total	2,102,000	1.90	128,500	4,094,000	1.52	199,700

Taya Ko
Laterite				163,000	0.92	4,800
Saprolite				616,000	1.06	20,900
Saprock				101,000	0.95	3,100
Rock				2,000	1.56	100
Taya Ko Total				882,000	1.02	28,900

Diakha
Laterite				-	-	-
Saprolite	446,000	1.01	14,500	241,000	0.99	7,700
Saprock	953,000	1.02	31,300	929,000	0.96	28,800
Rock	14,530,000	1.22	569,500	17,033,000	1.66	911,000
Diakha Total	15,929,000	1.20	615,300	18,203,000	1.62	947,500

Total	18,031,000	1.28	743,800	23,179,000	1.58	1,176,100

Notes:

1.	CIM (2014) definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at cut-off grades ranging from 0.35 g/t Au to 0.45 g/t Au.
3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.
4.	High grade capped assay values vary from 10 g/t Au to 20 g/t Au based on geological area.

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5.	Bulk density varies from 1.55 g/cm3 to 2.67 g/cm3 based on deposit and weathering code.
6.	The resources are constrained by a Whittle pit shell.
7.	Numbers may not add due to rounding.

The weathering surfaces were constructed by IAMGOLD geologists based on lithological and weathering logs, and the mineralization wireframes were based on gold assays at a nominal cut-off grade of approximately 0.3 g/t Au at Diakha and approximately 0.2 g/t Au at Zone 1B and Taya Ko. RPA reviewed the interpretation of the mineralized domains and adopted the mineralized wireframes and weathering surfaces provided by IAMGOLD geologists.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, or other relevant factors that could materially affect the resource estimate at the time of this report.

GEOLOGICAL MODELS

WEATHERING MODELS
DIAKHA
The level of oxidation and weathering differs in the two main geological domains of the Diakha deposit but normally remains very narrow over the mineralized zones. The Eastern Guemedji albitized sandstone unit outcrops rather well and usually shows very limited oxidation with often only a thin layer (2 m to 10 m) of transition over the center of the ore body and slightly more at the northern and southern extremities. The well-known part of the Western Pelitic Domain (essentially its northeastern half concerning Diakha), displays slightly thicker oxidation essentially in the form of transition (and locally thin saprolite) of 5 m to 15 m over its (easternmost) albitized or granodiorite portion and a yet thicker transition/saprock of an average of 15 m to 20 m over its unaltered portion (with saprolite reaching 30 m and transition down to 40 m above the sterile parts of the northwestern edge and in a narrow north-south corridor located immediately west of the western mineralized corridor). The vicinity of the SMSZ and limestone corridor usually shows a greater depth of oxidation (especially in the northern half of Diakha) going from approximately 30 m in the center of the deposit to an average of 80 m further north (locally reaching 110 m). The southern third of the deposit is characterized by an increasingly thick layer of soft barren horizontal Neoproterozoic argillite (thickening from northeast to southwest) included as saprock in the interpretation/modelling. This layer reaches nearly 40 m at the Southern tip of the deposit, further thickening to the south were the limit of the ''full'' Neoproterozoic cover begins. This argillite overburden, although relatively soft, will undoubtedly and increasingly impact the mineral resource southward.

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Apart from the Neoproterozoic argillites, the thickness and nature of the overburden present at Diakha varies greatly from one zone to another. The northern and northwestern-most area is overlaid by the recent unconsolidated alluvial material of the major Balin-Ko River. The entire western edge of the deposit is covered by a narrower layer of unconsolidated alluvium associated with a north-south then northwest/southeast drainage of lesser importance which also flows above the southern quarter of Diakha.

The Diakha area is also locally covered by two different levels of ferricrete. In the north and extending toward the south, an extensive low ferricrete plateau (level 3 - corresponding to recent and actual valleys) of usually a few meters in thickness (up to 8 m in the north where it merges with the older and higher elevation ferruginized alluvium of the ''paleo-Balin-Ko'') covers the best part of the deposit. In the southern quarter of Diakha, this same paleosurface has generated a conglomeratic ferricrete associated with the dismantling of the Neoproterozoic cover/debris cone. Largely eroded remains of ''high'' plateaus (level 1 - corresponding to a ± nine million year paleosurface) exist over the south-central part of the deposit (who's abrupt margins significantly complicate drilling) as well as over the Neoproterozoic cover further south. Note that the small remnants of a ''high'' ferricrete level 1 plateau also survives in continuity with the broad level 3 surface in the extreme northwest of the deposit, immediately east of the local Balin-Ko's meander. All those extremely leached ferricrete surfaces are considered to be essentially transported (most often in truncated profile) and are therefore sterile and excluded from the resource modeling. Note that when present, argileous material described as mottled-zone (below the laterite and above the saprock or saprolite when present) was usually included half as overburden and half as in-situ (all in all concerning a very small if not insignificant amount of material and resource). Figure 14-1 shows a vertical section of the Diakha weathering model.

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ZONE 1B AND TAYA KO
Using a combination of lithology and weathering logs, IAMGOLD created a weathering model composed of laterite, saprolite, saprock, and fresh rock at Siribaya Zone 1B, which was expanded by RPA to cover the Taya Ko deposit. A deep weathering profile that varies from approximately 50 m to 250 m deep has been interpreted at Zone 1B and is coincident with the interpreted mineralized fault (Figure 14-2). The much deeper weathering observed at Siribaya Zone 1B compared to that at Diakha may be due to the intense talc-carbonate alteration and more faulting present at Zone 1B.

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BULK DENSITY
DIAKHA
A total of 1,765 density samples from 118 DD holes were collected during the Diakha drilling campaigns from 2014 to 2018. Approximately 40% of the measurements were taken from mineralized intercepts. Weathering was back-flagged from the geological modelling to aid in assigning the correct oxidation type. Table 14-2 summarizes the average densities.

TABLE 14-2 MATERIAL TYPE DENSITY SUMMARY – DIAKHA
IAMGOLD Corporation - Siribaya Project

Weathering Profile	Measurements	Average Density (g/cm³)	Assigned Density (g/cm³)
Laterite	30	1.80	1.80
Saprolite	92	1.76	1.76
Saprock	88	2.26	2.26
Rock	1,538	2.67	2.67

The test method used for bulk specific gravity measurements was the water immersion method with porous samples wrapped in plastic.

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ZONE 1B AND TAYA KO
RPA flagged the density measurements taken at Taya Ko and the along trend Zone 1B exploration target by their logged lithology and reviewed their statistics using histograms, box plots, and probability plots. RPA removed a small number of outlier values from each weathering category and calculated average density values for each unit. Results are presented in Table 14-3 and represent the average density values assigned to each weathering profile at Zone 1B and Taya Ko.

TABLE 14-3 MATERIAL TYPE DENSITY SUMMARY – TAYA KO AND ZONE 1B
IAMGOLD Corporation - Siribaya Project

Weathering Profile	Measurements	Outliers Removed	Average Density (g/cm³)
Laterite	31	5	1.90
Saprolite	184	5	1.55
Saprock	156	3	2.06
Rock	405	6	2.63

No density measurements were taken during the Zone 1B drilling campaigns. A total of 49 measurements were taken on warehoused drill core in 2015 by onsite IAMGOLD personnel to support the assignment of density by weathering type. It was noted that the samples were visibly altered from their original state and this, in combination with the low average values measured, resulted in RPA’s decision to discard them. In lieu of direct measurements, RPA assigned density based on measurements taken at Taya Ko, which were consistent with measurements at IAMGOLD’s nearby Boto deposit, and similar to findings at Diakha.

RPA recommends that IAMGOLD take density measurements for laterite, saprolite, saprock, and fresh rock material types at Zone 1B prior to future resource estimate updates or economic studies.

MINERALIZATION MODELS
DIAKHA
A total of 21 wireframes were built at Diakha to constrain the various mineralized corridors. These are based on a combination of gold assays, controlling structure, presence of diorite dykes, and hematite-dolomite alteration. The two dominant directions are directly related to the main local controlling structure: Riedel (N010°-025°) or tension (T/Z, N330°-350°). The average measured dip angle of most of the mineralizing structures is approximately 60° west yet the majority of the mineralized volume is dipping more steeply, between 70° to 90°. This is interpreted to be a result of the sinistral-reverse movement of the many small scale P shears, on average N315°/62°, along with the limited sinistral shearing parallel to the S2 crenulation cleavage N335°/65° causing a steepening as well as a counter clock wise rotation of the mineralization. A nominal minimum thickness of 5 m was used for all mineralized zones.

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It is now considered that the exploration has essentially reached the full possible longitudinal north-south length of the potentially open pit minable portion of ore body totalling 2.3 km. A limited extension potential of a maximum of approximately 100 m exists at the northern tip of the deposit before being too close to the international border with Guinea, along the Balin-Ko River. The mineralization is still open to the south but the increasing thickness of the sterile Neoproterozoic cover restricts the possibility of open pit mining. Mineralization spans over a width of approximately 700 m and to a nominal depth of 325 m. Figure 14-3 shows the mineralized wireframes used to constrain resources at Diakha.

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14-8

0
100
200
300
400
500
Metres

Figure 14-3

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Diakha Mineralization Wireframes

February 2019

Source: RPA, 2019.

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ZONE 1B AND TAYA KO
Gold mineralization at Zone 1B is characterized by a single steeply west dipping mineralized fault with a series of splays. The splays dip from 50° to 70° to the east, and in some areas undulate, reflecting the complex structural interplay at the deposit. Wireframes representing these mineralized zones were refined in Leapfrog software based largely on IAMGOLD’s new interpretation in 2014, a minimum width of approximately two metres, and a nominal cut-off grade of 0.2 g/t Au.

At Taya Ko, mineralization is concentrated in four north-northeast trending zones that dip at approximately 45° to the east-southeast. The zones are stacked and sub-parallel. Wireframes representing these mineralized zones were constructed in Leapfrog software based on a minimum width of approximately two metres and a nominal cut-off grade of 0.2 g/t Au.

Some lower grade intercepts in both deposits were included in order to maintain continuity. Mineralization wireframes were snapped to drill holes, and were extended half the drill hole section spacing at the northern and southern extents. There are 10 mineralized wireframes in total (Figure 14-4).

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14-10

Mineralization Domains Taya Ko:
7
8
9
10
TAYA KO
ZONE 1B
1,373,500 N
1,373,000 N
1,372,500 N
1,372,000 N
1,371,500 N
1,371,000 N
260,750 E
261,250 E
261,750 E
262,250 E
262,750 E
500 Metres
Mineralization Domains Zone 1B:
1
2
3
4
5
6

Inclined View

Figure 14-4

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Zone 1B and Taya Ko Mineralization Wireframes

February 2019

Source: RPA, 2015.

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RESOURCE DATABASES

The Mineral Resource estimates for Siribaya 1B, Taya Ko, and Diakha are based primarily on information from surface RC and DD, and supplemented by RAB sampling to assist with the interpretation. Data was provided to RPA in the form of two databases; one covering the Zone 1B and Taya Ko deposits, and a separate database for Diakha.

DIAKHA RESOURCE DATABASE
The Diakha database provided by IAMGOLD contained data from 474 holes with a total length of 72,788.6 m. There are 27 instances of deepened holes, which are declared as new drill holes, each of them containing the survey of the pilot hole and only the samples collected from the interval extended. Initial RC or DD holes were extended in one or two instances by DD or RC drilling.

There were 55,025 samples in the database, for a total sampled length of 72,562 m. Core drilling was collected from 121 holes, consisting of 30,395 samples with a total length of 30,386.5 m. Chip samples from RC drilling were collected from 353 holes, consisting of 24,630 samples for a total length of 42,175.5 m.

The resource assays consist of 16,766 samples (10,409 DD and 6,357 RC) from 400 holes (115 core drilling and 285 RC).

ZONE 1B AND TAYA KO RESOURCE DATABASE
The Siribaya drilling database contained 676 drill holes, 483 DD drilling and 193 RC. The number of records in the drill hole database used by RPA for the resource estimation work are summarized in Table 14-4.

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TABLE 14-4 ZONE 1B AND TAYA KO DRILL HOLE DATABASE RECORDS
IAMGOLD Corporation - Siribaya Project

File	Number of Records
HEADER	676
SURVEY	2,512
ASSAYS	88,475
WEATHER	11,823
ALTERATION	20,105
MNRLZ	7,254
LITHO	3,596
XRF	5,576
COMP_CTRL	809
2M_COMPS	23,279
5M_COMPS	9,657

Some 31 RC holes, amounting to 3,438 m were drilled on the Zone 1B (20 holes) and Taya Ko (11 holes) in 2015 after the resource cut-off date. For the holes intercepting the mineralized wireframes, the mineralized intercept grades and location fit the existing model. In RPA’s opinion, these additional holes would not result in a significant change to the December 2015 mineralized wireframes and resource estimate. Consequently. RPA did not update its December 2015 resource estimate for Zone 1B and Taya Ko.

ASSAYS

DIAKHA RESOURCE ASSAYS
The mineralization wireframes were used to flag the resource assays and compile assay statistics for each domain (Table 14-5). The maximum gold grade is 116.4 g/t in lens 18C10. The inclusion of low grade material in the mineralized wireframes leads to a high coefficient of variation (CV) for half of the lenses.

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TABLE 14-5 DIAKHA ASSAY STATISTICS
IAMGOLD Corporation - Siribaya Project

Lens	Rock Type	Count	Minimum	Maximum	Mean	Stdev	Variance	CV
17E02	1020	109	0.00	5.92	0.60	1.01	1.01	1.67
17E03	1030	109	0.01	21.30	0.98	2.57	6.59	2.63
17E04	1040	87	0.01	7.05	0.42	0.94	0.88	2.21
18C01	2010	95	0.00	17.90	0.57	1.72	2.96	3.04
18C02	2020	527	0.00	7.40	0.37	0.68	0.47	1.84
18C02S	2021	67	0.00	7.54	0.48	1.05	1.09	2.20
18C03	2030	59	0.01	3.58	0.63	0.94	0.88	1.48
18C04	2040	1235	0.00	33.50	0.34	1.24	1.55	3.61
18C06	2060	3794	0.00	82.90	0.64	2.47	6.11	3.84
18C07	2070	921	0.00	46.90	0.56	2.33	5.43	4.19
18C08	2080	89	0.00	43.00	0.94	4.01	16.11	4.25
18C09	2090	210	0.00	3.30	0.36	0.47	0.22	1.29
18C10	2100	1893	0.00	116.40	1.20	4.81	23.12	4.02
18C12	2120	4459	0.00	75.20	0.61	2.24	5.02	3.70
18C13	2130	296	0.00	7.81	0.62	1.23	1.51	1.97
18C14	2140	315	0.00	13.50	0.38	1.05	1.09	2.73
18C19	2190	47	0.00	2.09	0.33	0.44	0.19	1.34
18C20	2200	117	0.00	8.33	0.67	1.42	2.02	2.12
18C21	2210	185	0.00	7.39	0.31	0.68	0.46	2.20
18W02	3020	1969	0.00	55.00	0.69	2.04	4.15	2.96
18W03	3030	132	0.00	16.65	0.45	2.01	4.03	4.47
18W04	3040	51	0.00	3.01	0.47	0.63	0.40	1.33

Note: Stdev is the standard deviation and CV is the coefficient of variation.

ZONE 1B AND TAYA KO RESOURCE ASSAYS
The mineralization wireframes were used to flag the resource assays and compile assay statistics for each domain (Table 14-6). The maximum gold grade is 44.56 g/t in Domain 2. The CV of 19.6 in unconstrained Domain 0 is due to a relatively small number of high gold grades situated in a large number of low grade to barren gold values. RPA did not interpolate gold values into any Domain 0 blocks, however, it may host small lenses of gold mineralization. The other domains have CVs that are generally in the 2 to 3 range. The Zone 1B domains 1 to 6 have CVs that range from 1.7 to 2.5. The Taya Ko domains 7 to 10 have CVs that range from 1.3 to 2.0.

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TABLE 14-6 ZONE 1B AND TAYA KO ASSAY STATISTICS
IAMGOLD Corporation - Siribaya Project

Domain	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Stdev (g/t Au)	CV
0	84,534	0.003	220	0.05	0.98	19.60
1	609	0.003	17.85	1.03	2.07	2.01
2	772	0.003	44.56	1.20	3.02	2.53
3	183	0.005	7.35	0.65	1.13	1.73
4	77	0.01	25.5	1.50	3.35	2.23
5	1,412	0.003	35.8	1.58	3.05	1.93
6	109	0.003	19.45	1.05	2.17	2.08
7	436	0.003	10.55	0.73	1.03	1.40
8	184	0.003	16.6	0.82	1.61	1.98
9	68	0.003	9.6	0.84	1.43	1.71
10	91	0.003	4.04	0.73	0.94	1.29
Total	88,475

Note: Stdev is the standard deviation and CV is the coefficient of variation

ASSAY CAPPING

Capping of high grade assay is usually applied in order to reduce the disproportionate influence that erratic high grade might have during grade interpolation. In the absence of capping levels determined by production data, statistical methods are applied to establish capping levels. The grade capping was determined using a combination of histograms, decile analysis, probability plots, and visual inspection of the spatial location of higher grade assays. RPA capped high grade assays prior to compositing.

DIAKHA CAPPING
The assays captured inside mineralized wireframes, flagged with lens rock type, were reviewed on a lens by lens basis. An example assay histogram for lens 18C10 is shown in Figure 14-5.

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The capped assay statistics are summarized in Table 14-7. The metal loss due to capping ranges from approximately 3% to 28%. These capping levels reduce the resource estimate gold grade by approximately 12%. The capped gold CV of few domains remained still high even after capping.

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TABLE 14-7 DIAKHA CAPPED ASSAY STATISTICS
IAMGOLD Corporation - Siribaya Project

										Metal
	Rock						Capping	Capped	Capped	loss	Num
Lens	Type	Count	Min	Max	Mean	CV	Value	Mean	CV	%	capped
17E02	1020	109	0.003	5.92	0.60	1.67	n/a			-	-
17E03	1030	109	0.005	21.3	0.98	2.63	10	0.87	2.13	11	1
17E04	1040	87	0.005	7.05	0.42	2.21	n/a			-	-
18C01	2010	95	0.003	17.9	0.57	3.04	10	0.51	2.36	10	1
18C02	2020	527	0.003	7.4	0.37	1.84	n/a			-	-
18C02S	2021	67	0.003	7.54	0.48	2.20	n/a			-	-
18C03	2030	59	0.01	3.58	0.63	1.48	n/a			-	-
18C04	2040	1,235	0.003	33.5	0.34	3.61	10	0.32	2.23	3	4
18C06	2060	3,794	0.003	82.9	0.64	3.84	20	0.6	1.83	6	15
18C07	2070	921	0.003	46.9	0.56	4.19	10	0.46	2.78	18	11
18C08	2080	89	0	43	0.94	4.25	10	0.68	2.24	28	1
18C09	2090	210	0.003	3.3	0.36	1.29	n/a			-	-
18C10	2100	1,893	0.003	116.4	1.20	4.02	20	1	2.98	16	22
18C12	2120	4,459	0.003	75.2	0.61	3.70	20	0.58	3.08	5	12
18C13	2130	296	0.003	7.81	0.62	1.97	n/a			-	-
18C14	2140	315	0.003	13.5	0.38	2.73	10	0.37	2.53	3	1
18C19	2190	47	0.003	2.09	0.33	1.34	n/a			-	-
18C20	2200	117	0.003	8.33	0.67	2.12	n/a			-	-
18C21	2210	185	0.003	7.39	0.31	2.20	n/a			-	-
18W02	3020	1,969	0.003	55	0.69	2.96	10	0.63	1.77	9	8
18W03	3030	132	0.003	16.65	0.45	4.47	10	0.38	4.35	16	1
18W04	3040	51	0.003	3.01	0.47	1.33	n/a			-	-

ZONE 1B AND TAYA KO CAPPING
RPA capped high gold assays to 10 g/t for Domain 1 and to 15 g/t from Domains 2 to 10. Assay histograms are provided in Figures 14-6 and 14-7.

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FIGURE 14-6 ASSAY HISTOGRAM FOR DOMAIN 1

Histogram
N=609
Frequency (%)
Gold (g/t Au)

Histogram
N=3,333
Frequency (%)
14%
12%
10%
8%
6%
4%
2%
0%
0.00
2.00
4.00
6.00
8.00
10.00
12.00
14.00
16.00
18.00
20.00
22.00
24.00
26.00
28.00
30.00
32.00
34.00
36.00
38.00
40.00
42.00
44.00
Gold (g/t)

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The capped assay statistics are summarized in Table 14-8. The metal loss due to capping ranges from approximately 4% to 5%. These capping levels reduce the resource estimate gold grade by approximately 4%.

TABLE 14-8 ZONE 1B AND TAYA KO CAPPED ASSAY STATISTICS
IAMGOLD Corporation - Siribaya Project

Zone	Count	Mean (g/t Au)	CV	Capping Level (g/t Au)	Capped Mean (g/t Au)	Capped Stdev (g/t Au)	Capped CV	% Metal Loss
1	609	1.02	2.04	10.00	0.98	1.87	1.91	4
2 to 10	3,333	1.24	2.16	15.00	1.18	2.20	1.86	5
Total	3,942

COMPOSITES

Two metre equal length composites were used for ID2 and ID3 interpolations runs. The nearest neighbour (NN) check runs at Diakha used 5.5 m long composites, and 5 m long composites for Zone 1B and Taya Ko.

DIAKHA COMPOSITES
After top cuts were applied to the raw data, assay intervals were composited to two metres within each mineralized zone. Samples were composited in downhole intervals of two metres, starting at the wireframe pierce-point for each zone, continuing to the point at which the hole exited the zone. Table 14-9 presents the descriptive statistics of capped composites for Diakha mineralized zones.

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TABLE 14-9 DIAKHA COMPOSITE STATISTICS
IAMGOLD Corporation - Siribaya Project

Domain	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Stdev (g/t Au)	CV

17E02	98	0	5.92	0.60	1.00	1.67
17E03	106	0	10.00	0.86	1.83	2.13
17E04	85	0	7.05	0.42	0.94	2.21
18C01	72	0	6.70	0.50	1.09	2.18
18C02	417	0	7.40	0.37	0.67	1.81
18C02S	47	0.03	7.54	0.48	0.93	1.95
18C03	39	0.03	3.58	0.64	0.93	1.47
18C04	838	0	10.00	0.32	0.61	1.94
18C06	2,433	0	20.00	0.60	1.64	2.72
18C07	589	0	10.00	0.46	1.12	2.44
18C_08	68	0.01	5.00	0.59	0.93	1.57
18C09	131	0.01	3.30	0.36	0.42	1.16
18C10	1,154	0	20.00	1.00	2.77	2.77
18C12	2,815	0	20.00	0.58	1.52	2.63
18C13	159	0	4.35	0.62	0.99	1.59
18C14	180	0	7.00	0.37	0.81	2.16
18C19	25	0.01	1.44	0.32	0.33	1.00
18C20	61	0	4.16	0.67	1.04	1.56
18C21	99	0	3.79	0.30	0.48	1.57
18W02	1,317	0	10.00	0.63	1.02	1.63
18W03	96	0	10.00	0.38	1.47	3.90
18W04	34	0	3.01	0.47	0.61	1.29

Note: Stdev is the standard deviation and CV is the coefficient of variation

ZONE 1B AND TAYA KO COMPOSITES
After top cuts were applied to the raw data, assay intervals that varied from less than one metre to two metres were composited to two metres within each mineralized zone. Samples were composited in downhole intervals of two metres, starting at the wireframe pierce-point for each zone, continuing to the point at which the hole exited the zone. A review of raw data sample lengths showed that 94% of the samples are one metre in length, 1% of the samples are less than one metre in length, and 5% of the samples are greater than one metre in length, with a maximum of six metres and a minimum of 0.25 m.

The composite statistics are summarized in Table 14-10. Approximately 92.4% of the 2,029 mineralized composites for Domains 1 to 10 have two metre lengths. The 155 residual

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composites with lengths less than two metre were retained and average 0.64 g/t Au. A total of 1,874 two metre composites average 1.15 g/t Au. The unconstrained composites (Domain 99) were not interpolated.

TABLE 14-10 ZONE 1B AND TAYA KO COMPOSITE STATISTICS
IAMGOLD Corporation - Siribaya Project

Domain	Count	Minimum (g/t Au)	Maximum (g/t Au)	Mean (g/t Au)	Stdev (g/t Au)	CV
1	325	0.00	10.00	0.92	1.52	1.65
2	429	0.00	10.39	1.04	1.82	1.74
3	109	0.00	5.07	0.58	0.89	1.55
4	42	0.01	10.75	1.40	2.25	1.61
5	651	0.00	13.60	1.56	2.21	1.42
6	62	0.03	13.09	1.07	1.87	1.76
7	232	0.00	5.50	0.72	0.81	1.14
8	102	0.00	7.79	0.76	1.12	1.48
9	36	0.00	7.07	0.81	1.28	1.59
10	41	0.00	3.79	0.79	0.85	1.08
99	21,250	0.00	25.71	0.04	0.24	5.88
Total	23,279

Note: Stdev is the standard deviation and CV is the coefficient of variation

BLOCK MODELS

All modelling work was carried out using GEOVIA GEMS version 6.8 software.

The Diakha block model has 5 m by 5 m by 5 m whole blocks with the model origin at 240,150E, 1,368,600N, and 230 m elevation. It has 230 columns, 530 rows, and 100 levels for a total of 12.19 million blocks. The block model is not rotated.

The Zone 1B and Taya Ko block model has 5 m by 5 m by 5 m percent blocks with the model origin at 261,000E, 1,371,200N, and 190 m elevation. It has 300 columns, 420 rows, and 66 levels for a total of 8.316 million blocks. The block model is not rotated.

Before grade estimation, all model blocks were assigned density, weathering, and mineralized domain codes. The Diakha block model uses whole blocks and the mineralized codes are assigned based on majority rules. RPA confirmed that the coded blocks represent 99.8% of

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actual mineralization wireframe volumes. The Zone 1B and Taya Ko block model includes a percent model that contains the percentage of each block in the mineralization wireframes.

The Diakha and Zone 1B and Taya Ko block model attributes are summarized in Tables 14-11 and 14-12, respectively.

TABLE 14-11 DIAKHA BLOCK MODEL ATTRIBUTES
IAMGOLD Corporation - Siribaya Project

Attribute Name	Description
Rock Type	Coded Mineralized Zones
Density	Assigned Density based on weathering
AU_ID3	ID3 Gold Attribute
CAU_ID3	ID3 Capped Gold Attribute - FINAL GOLD GRADE
CAU_ID2	ID² Capped Gold Attribute
CAU_NN	Nearest Neighbor Gold Attribute
Class	Classification
MinDist	Distance from Block to Closest Sample
NumComp	Number of composites Used to Populate a Block
Oxidation	Weathering model
Pass	Estimation Pass Number
WhittleRT	Rock type model for export to Whittle

TABLE 14-12 ZONE 1B AND TAYA KO BLOCK MODEL ATTRIBUTES
IAMGOLD Corporation - Siribaya Project

Attribute Name	Description
Rock Type	Unclipped Coded Mineralized Zones
Density	Assigned Density based on weathering
Percent	Percentage in mineralization wireframes
AU_D2	ID² Gold Attribute
CAU	ID² Capped Gold Attribute - FINAL GOLD GRADE
CAU_D3	ID³ Capped Gold Attribute
CAU_NN	Nearest Neighbor Gold Attribute
Class	Classification
Distance	Distance from Block to Closest Sample
Weathering	Weathering model
Whittle RT	Rock type model for export to Whittle

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VARIOGRAPHY AND TREND ANALYSIS

RPA used Leapfrog grade shells, Sage 2001 correlograms, Snowden Supervisor, and contoured longitudinal sections to investigate grade continuity trends.

DIAKHA
At Diakha, considering the grade variability and the relatively short range observed for individual mineralized lenses, wider resource wireframes were modelled, reflecting geological continuity. This approach resulted in a good continuity of the mineralized wireframes at the expense of including internal dilution. This aspect, along with the shallow drilling angle with respect to the resource wireframes, make the variographic analysis difficult. The generally broader mineralized wireframes also negatively influence the quality and representativity of the vein longitudinal sections that are normally used for grade trend analysis.

The most definitive trends at Diakha are the en-echelon, north striking artisanal workings that appear to step progressively to the left (Figure 14-8).

RPA ran a series of grade shells inside the main veins, both isotropic and with a trend along the median plane of the vein. Both the trended and isotropic sets of shells, at 0.5 g/t Au to 0.7 g/t Au, indicated the presence of multiple grade trends, with the two most pronounced being a vertical one and one oriented north-south with a 30° to 50° plunge towards the south. Figure 14-9 shows the 0.5 g/t Au grade shells for lens 18C10. The presence of multiple trends inside a mineralized wireframe renders the variographic analysis difficult.

IAMGOLD Corporation – Siribaya Project, Project # 3018
Technical Report NI 43- 101 – February 14, 2019	Page 14-22

RPA
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Figure 14-8
IAMGOLD Corporation
Siribaya Project
Kayes Region, Republic of Mali
Artisanal Working Trends
N
0 100 200 300 400 500
Metres
1370500.0Y
1370000.0Y
1369500.0Y
1369000.0Y
1368500.0Y
240000.0X
240500.0X
241000.0X
241500.0X
Artisanal Excavations
February 2019
Source: RPA, 2015.

14-23

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IAMGOLD Corporation – Siribaya Project, Project # 3018
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RPA attempted variographic analysis for the main mineralized lenses modelled at Diakha. The experimental variograms usually lack detail at short ranges due to the drill hole spacing. Most of the variograms present major direction ranges between 150 m and 200 m, with the largest range of 400 m observed for 18W02. Intermediate direction ranges varied between 60 m and 150 m, with the largest range of 180 m observed for 18W02. The nugget values range from 0.2 to 0.4.

Figure 14-10 presents downhole and major direction variograms for lens 18C10, which, compared with other lenses, has a relatively moderate thickness and spans almost the entire mineralized strike and dip. No relevant variogram could be obtained for the minor range due to the drilling pattern.

The variography and trend analysis observations indicate that tighter mineralized lenses would be a better alternative for future resource estimate exercises. Infill drilling resulting in drill hole spacing well below 50 m would be needed in order to help better constrain the interpreted mineralized wireframes and reduce the amount of dilution material currently included in the major lenses.

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ZONE 1B AND TAYA KO
RPA focused the trend analysis work on the largest domains 1, 2, and 5 and combined Domains 2 to 10 for the variography analysis. The downhole correlogram for Domains 2 to 10 has a range of approximately 25 m and a relative nugget effect of approximately 40% (Figure 14-11).

The along strike correlogram, oriented at 010°, for Domains 2 to 10 has a range of approximately 60 m at 95% of the sill and approximately 125 m at 100% of the sill (Figure 14-12).

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The down dip correlogram, oriented at -90°, for Domains 2 to 10 has a range of approximately 100 m (Figure 14-13).

The down dip correlogram for Domain 5 has a range of approximately 80 m (Figure 14-14) compared to approximately a 40 m along strike range (Figure 14-15) suggesting a two to one down dip to along strike anisotropy.

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The gold contours for Domain 5 suggest that both sub-horizontal and sub-vertical trends may exist (Figure 14-16).

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The gold contours for Domain 1 suggest that sub-vertical trends may exist (Figure 14-17) and most of the gold is centred along the 400 m southern half.

The gold contours for Domain 2 suggest that gently north plunging trends may exist (Figure 14-18).

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GRADE INTERPOLATION

Estimation of gold grade was carried out using ID3 constrained within the mineralized domain wireframes. The ID3 method was favoured in order to preserve local grades in the context of using wireframes that included occasional dilution intercepts. Two passes were used at Diakha for the constrained domains, with similar ellipse geometry, with the first pass requiring composites from at least two drill holes. Table 14-13 presents the sample selection strategy and ellipse geometry. The search ellipse orientation was customized for groups of lenses with similar average strike and dip, with few occasions where lenses where sub-domained for a better fit of the ellipse orientation. Table 14-14 shows the ellipse orientations used for interpolation. Additionally, NN and ID2 were used for block model validation purposes.

TABLE 14-13 SEARCH ELLIPSE AND SAMPLE SELECTION PARAMETERS
IAMGOLD Corporation - Siribaya Project

			Composites		Search ellipse radii
Pass	Interpolation Method	Min	Max	Max/hole	Major	Semimajor	Minor
1	ID3	4	12	3	100	100	20
2	ID3	1	12	3	100	100	20

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TABLE 14-14 ELLIPSE ORIENTATION - GEMS ADA CONVENTION
IAMGOLD Corporation - Siribaya Project

Ellipse	Principal Azimuth	Principal Dip	Intermediate Azimuth
8_E	12	1	284
8_E2	5	1	277
8_C	4	1	100
8_C2	9	1	105
8_C3	12	1	285
8_W	4	1	95.2
8_W2	355	1	86.2
8_8	39	0.1	129.1
8_9	25	1	299

The Zone 1B and Taya Ko gold grades were interpolated using the inverse distance squared (ID2) method, in a single pass with a minimum of four composites, a maximum of ten composites, and a maximum of three composites per drill hole. The search radii were 100 m by 100 m by 25 m and the search ellipsoids were customized to the overall strike and dip of each domain (Table 14-15).

TABLE 14-15 ZONE 1B AND TAYA KO INTERPOLATION PARAMETERS
IAMGOLD Corporation - Siribaya Project

Domain	1	2	3	4	5	6	7	8	9	10
Estimation Pass 1 (ID2)
Samples
Min samples used	4	4	4	4	4	4	4	4	4	4
Max samples used	10	10	10	10	10	10	10	10	10	10
Max samples per hole	3	3	3	3	3	3	3	3	3	3
Distances
Range 1 (m)	100	100	100	100	100	100	100	100	100	100
Range 2 (m)	100	100	100	100	100	100	100	100	100	100
Range 3 (m)	25	25	25	25	25	25	25	25	25	25
Ellipsoid Orientation (GEMS ZYZ)
Rotation about "Z" (degrees)	-14	-14	-19	360	-17	-31	-27	-22	-16	-16
Rotation about "Y" (degrees)	-75	60	90	85	70	80	60	60	40	50
Rotation about "Z" (degrees)	0	0	0	0	0	0	0	0	0	0

Figures 14-19 to 14-22 show the interpolated gold block grades relative to the composites at Diakha and Zone 1B.

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N
Resource Shell
0 100 200 300 400 500
Metres
Legend:
Au Grade (g/t)
< 0.2
0.2 - 0.35
0.35 - 0.45
0.45 - 0.6
0.6 - 0.8
0.8 - 1.0
1.0 - 1.5
1.5 - 2.0
2.0 - 5.0
5.0 - 10
> 10
February 2019
Source: RPA, 2019.

Figure 14-19

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Diakha Gold Blocks

- 87.5m Bench

14-33

Looking North
Resource Shell
Composites
Legend:
Au Grade (g/t)
< 0.2
0.2 - 0.35
0.35 - 0.45
0.45 - 0.6
0.6 - 0.8
0.8 - 1.0
1.0 - 1.5
1.5 - 2.0
2.0 - 5.0
5.0 - 10
> 10
0 20 40 60 80 100
Metres
February 2019
Source: RPA, 2019.
RPA
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Figure 14-20

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Diakha Gold Blocks and Composites - Section 69,450 N

14-34

RPA
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1373000.0Y
1372800.0Y
1372600.0Y
1372400.0Y
1372200.0Y
1372000.0Y
261600.0X
261800.0X
262000.0X
N
Au (g/t):
0.45
1.00
2.00
3.00
0 50 100 150 200
Metres

Figure 14-21

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

February 2019

Source: RPA, 2015.

14-35

14-36

West
East
Au (g/t):
0.45
1.00
2.00
3.00
0
25
50
75
100
Metres

Figure 14-22

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Zone 1B Gold Blocks and Composites - 1,372,150N

February 2019

Source: RPA, 2015.

RPA
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CUT-OFF GRADE

Based on the parameters outlined in Tables 14-16 and 14-17 as well as other considerations, RPA has reported the Diakha Mineral Resources at a cut-off grade of 0.35 g/t Au for saprolite and saprock and 0.45 g/t Au for fresh rock. The cut-off grades are lower compared to the previous estimate due to lower processing costs, similar to those used for the nearby IAMGOLD’s Boto project which is at a more advanced stage.

For Zone 1B and Taya Ko a cut-off grade of 0.45 g/t Au was used for laterite and saprolite, 0.5 g/t Au for saprock, and 0.6 g/t Au for fresh rock. Only those blocks contained within the preliminary pit shell are reported as a Mineral Resource.

PIT OPTIMIZATION

In order to comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) of “reasonable prospects for eventual economic extraction”, RPA prepared preliminary Lerchs-Grossmann pit shells for Diakha, Zone 1B, and Taya Ko using Whittle software. The assumed costs and parameters for Diakha are shown in Table 14-16 and for Zone 1B and Taya Ko are shown in Table 14-17.

TABLE 14-16 DIAKHA PIT OPTIMIZATION FACTORS
IAMGOLD Corporation - Siribaya Project

REVENUE	Input
Au	$1,500 /oz Au
Royalty (NSR)	3%
OPERATING COST
Ore Mining Cost Laterite	$2.24/t mined
Ore Mining Cost Saprolite	$2.24/t mined
Ore Mining Cost Saprock	$2.53/t mined
Ore Mining Cost Rock	$2.71/t mined
Mining Cost Depth Increment	$0.0048/m mined
Processing laterite	-
Processing saprolite	$10.00/t ore
Processing saprock	$11.00/t ore
Processing rock	$15.00/t ore
G&A	$4.00/t ore
Rehabilitation	$0.25/t ore
PROCESSING
Average Recovery	92%
MINING – Pit Slope
Laterite	30[o]
Saprolite	35[o]
Saprock	40[o]
Fresh rock	50[o]

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TABLE 14-17 ZONE 1B AND TAYA KO PIT OPTIMIZATION FACTORS
IAMGOLD Corporation - Siribaya Project

REVENUE	Input
Au	$1,500 /oz Au
Royalty (NSR)	3%

OPERATING COST
Ore Mining Cost Laterite	$2.24/t mined
Ore Mining Cost Saprolite	$2.24/t mined
Ore Mining Cost Saprock	$2.53/t mined
Ore Mining Cost Rock	$2.71/t mined
Mining Cost Depth Increment	$0.0048/m mined
Processing laterite	$14.00/t ore
Processing saprolite	$14.00/t ore
Processing saprock	$16.00/t ore
Processing rock	$21.34/t ore
G&A	$4.00/t ore
Rehabilitation	$0.25/t ore
PROCESSING
Average Recovery	92%

MINING
Pit Slope	50[o]

A 3D view of the interpolated block grades and resource shell is shown in Figure 14-23.

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Legend:
Au Grade (g/t)
< 0.2
0.2 - 0.35
0.35 - 0.45
0.45 - 0.6
0.6 - 0.8
0.8 - 1.0
1.0 - 1.5
1.5 - 2.0
2.0 - 5.0
5.0 - 10
> 10
0 100 200 300 400 500
Metres

Figure 14-23

IAMGOLD Corporation

Siribaya Project

Kayes Region, Republic of Mali

Diakha Interpolated Gold Grade and Resource Shell

February 2019

Source: RPA, 2019.

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14-39

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CLASSIFICATION

CIM (2014) definitions were followed for classification of Mineral Resources.

At Diakha, RPA applied a two stage process to classify resources. Blocks interpolated in the first pass and within 25 m from a drill hole were initially retained, then manual contours were drawn for specific lenses in order to delineate contiguous areas with blocks satisfying the two requirements. Blocks retained inside the manual contours were then classified as Indicated category. Remaining blocks, interpolated in the first or second pass were classified as Inferred category. Figure 14-24 shows the classified blocks at Diakha.

RPA classified most of the resources at Zone 1B and all of the resources at Taya Ko as Inferred Mineral Resources. Three areas of Domain 5 (Figure 14-25) and one area of Domain 2 (Figure 14-26) were classified as Indicated Mineral Resources because of closer spaced drilling, generally 25 m to 50 m apart.

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Legend:
Indicated Blocks
Inferred Blocks
Drill Holes
0 100 200 300 400 500
Metres

Figure 14-24

IAMGOLD Corporation

Siribaya Project
Kayes Region, Republic of Mali
Diakha Classification

February 2019

Source: RPA, 2019.

RPA

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14-41

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BLOCK MODEL VALIDATION

The following is a list of routine block model validation checks performed on the resource model by RPA:

  Checked for overlapping wireframes to assess potential double counting of resource volumes.

  Checked mineralized domain/wireframe extensions beyond last holes to see if they were reasonable and consistent.

  Compared basic statistics of assays and composites within wireframes with block grade statistics.

  Checked for reasonable compositing intervals.

  Checked that composite intervals started and stopped at wireframe boundaries.

  Checked that assigned composite rock type coding was consistent with intersected wireframe coding.

  Checked if block size and orientation was appropriate for drilling density, mineralization, and mining method.

  Checked search volume radii and orientations from variography analysis against known structural trends.

  Checked estimation parameters against available variography.

  Visually checked block resource classification coding for isolated blocks.

  Visually compared block grades to drill hole composite values on section and plan views.

  Visually checked for grade banding, smearing of high grades, plumes of high grades, etc., on sections and plans.

TONNAGE GRADE CURVES

Tonnage- grade curves for all of the blocks with interpolated gold grades are provided in Figure 14-27 for Diakha and Figure 14-28 for Zone 1B and Taya Ko.

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FIGURE 14-27 DIAKHA TONNAGE GRADE CURVE

Diakha Tonnage-Grade Curve for all Blocks
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
Tonnes
8
7
6
5
4
3
2
1
0
g/t Au
0
0.5
1
1.5
2
2.5
3
3.5
4
Cut-off grade (g/t Au)

Zone 1B and Taya Ko Tonnage-Grade Curve for all Blocks
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Tonnes
6.00
5.00
4.00
3.00
2.00
1.00
0.00
g/t Au
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
Cut-off grade (g/t Au)

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RESOURCE ESTIMATE BY DOMAINS

The resources tabulated by domains are provided in Table 14-18.

TABLE 14-18 MINERAL RESOURCES BY ZONE – DECEMBER 31, 2018
IAMGOLD Corporation - Siribaya Project

Deposit	Indicated Resources			Inferred Resources
Zone	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
Siribaya 1B
1	25,000	1.37	1,100	791,000	1.71	43,600
2	474,000	1.56	23,800	537,000	1.36	23,500
3	11,000	3.11	1,100	241,000	0.84	6,500
4				230,000	1.79	13,200
5	1,592,000	2	102,600	2,295,000	1.53	112,900
Zone 1B Total	2,102,000	1.9	128,500	4,094,000	1.52	199,700

Taya Ko
7				644,000	1.03	21,300
8				101,000	1.02	3,300
9				17,000	1.65	900
10				120,000	0.88	3,400
Taya Ko Total				882,000	1.02	28,900

Diakha
17E02				950	1.06	32,300
17E03				850	1.84	50,200
17E04				221	0.94	6,700
18C01				161	1.16	6,000
18C02				668	1.04	22,300
18C02S	79,000	0.98	2,500	5	0.41	100
18C03				151	0.85	4,100
18C04	204,000	1.18	7,800	653	0.91	19,000
18C06	4,373,000	1.21	170,400	2,698	2.11	183,000
18C07	760,000	1.30	31,700	312	0.99	10,000
18C08				136	1.62	7,100
18C09				302	0.65	6,300
18C10	1,158,000	1.12	41,600	3,032	2.73	265,700
18C12	3,726,000	1.50	179,300	6,547	1.39	291,700
18C13				302	1.09	10,600
18C14				48	0.67	1,000
18C20				48	0.89	1,400
18C21				59	0.67	1,300
18W02	5,556,000	0.99	177,100	1,048	0.84	28,300

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Deposit	Indicated Resources			Inferred Resources
Zone	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
18W03	74,000	2.10	5,000	11	0.76	300
Diakha Total	15,929,000	1.2	615,300	18,203,000	1.62	947,500

Total	18,031,000	1.28	743,800	23,179,000	1.58	1,176,100

Notes:

1.	CIM (2014) definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at cut-off grades ranging from 0.35 g/t Au to 0.60 g/t Au.
3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.
4.	High grade capped assay values vary from 10 g/t Au to 20 g/t Au based on geological area.
5.	Bulk density varies from 1.55 g/cm3 to 2.67 g/cm3 based on deposit and weathering code.
6.	The resources are constrained by a Whittle pit shell.
7.	Numbers may not add due to rounding.

At Diakha, the Inferred Resources show a higher average grade than that of the Indicated Resources. This is mainly due to higher grade intercepts in deeper parts of the resource shell that do not have nearby holes that would allow classification in the Indicated category. RPA recommends targeting additional drilling in the proximity of these intercepts in order to increase the confidence of the estimate and upgrade classification of these higher grade resources at depth.

INFLUENCE OF ARTISANAL MINING

The strong surface geochemical gold anomaly present at Diakha is an area of artisanal mining. The activity is focused on areas of higher grades with limited extent.

In order to assess the possible influence of artisanal mining on the resource estimate, RPA used the mapped artisanal mining outlines to approximate the affected volume, assuming a 10 m maximum artisanal mining depth. The mapped outlines are generally a few metres wider than the actual excavation limits due to GPS mapping operator safety limitations. The outlines were extruded vertically then trimmed with the topographic surface at the top and at 10 m below the topographic surface. The resulting volume was considered to be generous compared to the actual volume mined through artisanal activity. Using reporting cut-off grades similar to those used for the Mineral Resource estimate, there were approximately 12,000 ounces of gold captured inside the artisanal mining volume defined, with 5% of the ounces coming from saprolite, 48% from transition material, and 47% from fresh rock. Comparing to the Diakha resource estimate, the potential ounces affected by artisanal mining was 3% for saprolite, 9% for transition, and 0.4% for fresh rock. RPA concludes that the artisanal mining at Diakha has no significant impact on the resource estimate.

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COMPARISON WITH PREVIOUS ESTIMATE

There has been a significant increase of resources for Diakha compared to the December 2015 estimate. Table 14-19 presents the previous estimate and the current estimate. The increase is due to more than doubling the number of available drill holes, from 216 holes to 474 holes. Step out and infill drilling resulted in more than doubling the resource, and also upgraded classification for a large proportion of the resource. The Whittle resource shell used to constrain the resources was based on lower processing costs, similar to those used for the nearby Boto project, allowing for lower cut-off grades. Overall, the December 2018 resource estimate has an additional 615,000 oz Au in the Indicated category, and an additional 84,000 oz Au in the Inferred category.

TABLE 14-19 DIAKHA RESOURCES – COMPARISON WITH PREVIOUS ESTIMATE
IAMGOLD Corporation - Siribaya Project

Estimate	Indicated Resources			Inferred Resources
	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au
December 2015
Laterite				132,000	1.08	4,600
Saprolite/Saprock				588,000	1.13	21,400
Rock				14,119,000	1.84	837,300
Total December 2015				14,840,000	1.81	863,200

December 2018
Laterite				-	-	-
Saprolite	446,000	1.01	14,500	241,000	0.99	7,700
Saprock	953,000	1.02	31,300	929,000	0.96	28,800
Rock	14,530,000	1.22	569,500	17,033,000	1.66	911,000
Total December 2018	15,929,000	1.2	615,300	18,203,000	1.62	947,500

There were no changes for the Zone 1B and Taya Ko resources. Some additional holes were drilled after the previous resource estimate; however, the results from the additional drilling did not warrant a resource estimate update.

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15 MINERAL RESERVE ESTIMATE

There are no current Mineral Reserves at the Project.

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16 MINING METHODS

This section is not applicable.

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17 MARKET STUDIES AND CONTRACTS

This section is not applicable.

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18 RECOVERY METHODS

This section is not applicable.

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19 PROJECT INFRASTRUCTURE

This section is not applicable.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable.

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21 CAPITAL AND OPERATING COSTS

This section is not applicable.

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22 ECONOMIC ANALYSIS

This section is not applicable.

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23 ADJACENT PROPERTIES

The host rocks and observed structural setting demonstrated at Siribaya are also observed at many other gold deposits located along regional north-south structures. Gold mines such as Sadiola, Yatela, Loulo, Yalea, and Gounkoto as well as IAMGOLD’s Malikoundi and Boto deposits and B2 Gold’s Fekola deposit are located within a short distance of the Siribaya Project.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Significant Mineral Resources are present at the Siribaya Project. Recent RC and core drilling at Diakha, representing almost double the drilling available for the previous estimate, enabled a significant increase to the Mineral Resource estimate. Targeted infill drilling is required to convert higher grade Inferred Resources to Indicated category at Diakha.

The current Mineral Resource estimate for the Siribaya Project is based on a conceptual open pit mining method and includes 18 Mt at an average grade of 1.28 g/t Au, containing 0.74 Moz Au in the Indicated category. An additional 23.2 Mt at an average grade of 1.58 g/t Au containing 1.2 Moz gold is in the Inferred category. The bulk of the resources consist of fresh rock, with contribution from material with various degrees of weathering at the surface.

Sampling and assaying were adequately completed and were carried out using industry standard QA/QC practices. The resources were constrained by interpreted mineralized wireframes built using a nominal cut-off grade of 0.2 g/t Au, guided by a combination of gold grade, controlling structures, and alteration. High grade assays were capped prior to compositing. Block model grades were estimated using ID3 and ID2 interpolation methods. The resources were reported inside Whittle resource shells.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

RPA concludes that a significant amount of technical work has been carried out by IAMGOLD and that additional exploration, drilling, metallurgical and engineering work is warranted at the Siribaya Project.

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26 RECOMMENDATIONS

RPA recommends that IAMGOLD continue to evaluate the technical and economic viability of the Siribaya Gold Project and concurs with IAMGOLD’s proposed two-year exploration program and budget, which includes the following objectives:

1.	Deposit Evaluation:

•	Complete additional delineation drilling to continue to increase confidence in the resource and convert further inferred resources to an indicated category.

•	Step out drilling to target potential incremental expansion of resources along the east area of the Diakha deposit.

•

Initiate a comprehensive metallurgical testing program based on representative composite samples to confirm the positive gold recovery results demonstrated in preliminary testing and determine the grindability characteristics of the various mineralization types and oxidation states of the host lithologies.

•	Complete a scoping level study to determine a range of potential development scenarios to support advancement to more detailed economic studies.

2.	Regional Exploration:

•

Initiate first pass drill testing of a number of high priority targets identified between the Zone 1B and the Diakha deposits to evaluate for the presence of additional zones of mineralization with potential to increase the resource inventory on the property.

•	Continue early stage target generation and screening within the nearly 600 km² concessions to identify news areas of mineralization/alteration for further exploration as warranted.

Table 26-1 summarizes the recommended exploration program and budget.

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TABLE 26-1 RECOMMENDED PROGRAM AND BUDGET
IAMGOLD Corporation - Siribaya Project

Item	Total (C$)
Deposit Evaluation
Infill Drilling (12,000 m at $225/m)	2,700,000
Extension Drilling (8,000 m at $225/m)	1,800,000
Metallurgical Study	300,000
Scoping Study	700,000
Subtotal	5,500,000

Regional Exploration
Geology / Geophysics	650,000
Air Core Geochemical Sampling (15,000 m at $35/m)	525,000
Exploration Drilling (15,000 m at $ 175/m)	2,625,000
Exploration Concession Fees	250,000
General Camp	450,000
Subtotal	4,500,000
Contingency	1,000,000
Grand Total	11,000,000

RPA also recommends the following specific work:

  Continue to use oriented core and analyze the relationship between structural measurements and mineralization.

  Update the QA/QC procedures to include the regular submission of core field duplicates, pulp duplicates, and pulp checks at a secondary laboratory.

  Continue monitoring artisanal mining activity on the Project.

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27 REFERENCES

Abouchami, W., Boher M., Michard, A., and Albarede, F., 1990, A major 2. 1 Ga event of mafic magmatism in West Africa: an early stage of crustal accretion, V. 95, B11- Journal of Geophysical Research-Solid Earth, pp. 17, 605-17, 629, American Geophysical Union. Bassot, J. P., 1966, Aperçu sur les formations précambriennes et paléozoïques du Sénégal oriental, V. 11 (7), - Bulletin de la Société géologique de France, pp. 160-169.

Bassot, J. P., 1987, Le complexe volcano-plutonique calco-alcali de la rivière daléma (Est Sénégal) : discussion de sa signification géodynamique dans le cadre de l’orogénie eburnéenne (protérozoïque inférieur), V. 6, 4- Journal of African Earth Sciences, pp. 505-519.

Boher, M., Abouchami, W., Michard, A., Albarede, F., and Arndt, N. T., 1992, Crustal growth in West Africa at 2. 1 Ga, V. 97, B1- Journal of Geophysical Research-Solid Earth, pp. 345-369, American Geophysical Union.

CIM, 2014, CIM Definition Standards - For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014, 9 p.

Dabo, M., and Aïfa, T., 2010, Structural styles and tectonic evolution of the Kolia-Boboti sedimentary basin, Kédougou-Kéniéba Inlier, eastern Senegal: Comptes Rendus Geoscience, v. 342, pp. 796-805.

Dia, A., Van Schmus, W., and Kröner, A., 1997, Isotopic constraints on the age and formation of a Palaeoproterozoic volcanic arc complex in the Kédougou Inlier, eastern Senegal, West Africa, V. 24, 3- Journal of African Earth Sciences, pp. 197-213, Elsevier.

Dioh, E., Béziat, D., Debat, P., Grégoire, M., and Ngom, P. M., 2006, Diversity of the Palaeoproterozoic granitoids of the Kédougou inlier (eastern Sénégal) : Petrographical and geochemical constraints, V. 44, 3- Journal of African Earth Sciences, pp. 351-371, Elsevier. Dommanget, A., Milési, J. P., and Diallo, M., 1993, The Loulo gold and tourmaline-bearing deposit, V. 28, 4- Mineralium Deposita, pp. 253-263, Springer.

Evans, L., Ciuculescu, T., and Wilson, V., 2016, Technical Report on the Siribaya Project Mineral Resource Estimate, Cercle de Kéniéba, Kayes Region, Republic of Mali, prepared by Roscoe Postle Associates Inc. for IAMGOLD Corporation and Merrex Gold Inc., 155 p. filed on SEDAR (March 7, 2016).

Evans, L., 2013, Technical Report and Initial Mineral Resource Estimate for the Daorala-Boto Project, Kédougou, Senegal, prepared by Roscoe Postle Associates Inc. for IAMGOLD Corporation, 119 p. filed on SEDAR (June 30, 2013).

Feybesse, J. L., and Milési, J. P., 1994, The Archaean/Proterozoic contact zone in West Africa: a mountain belt of décollement thrusting and folding on a continental margin related to 2.

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1 Ga convergence of Archaean cratons? V. 69, 1-4- Precambrian Research, pp. 199-227, Elsevier.

Girard, J., 2015, Diakha Metallurgical Testwork Update, Internal IAMGOLD memorandum dated December 18, 2015, 2 p.

Gueye, M., Siegesmund, S., Wemmer, K., Pawlig, S., Drobe, M., Nolte, N., and Layer, P., 2007, New evidences for an early Birrimian evolution in the West African Craton: An example from the Kédougou-Kenieba inlier, southeast Senegal, V. 110, 4- South African Journal of Geology, p. 511, GSSA.

Hannan, P.J.F., Roy, W.D., and Patrick D.J., 2009, Technical Report on the Siribaya Gold Project, Mali, West Africa, prepared by ACA Howe International Ltd for Merrex Gold Inc., filed on SEDAR (January 22, 2009).

Hirdes, W., Davis, D. W., Lüdtke, G., and Konan, G., 1996, Two generations of Birrimian (Paleoproterozoic) volcanic belts in northeastern Côte d’Ivoire (West Africa): consequences for the ’Birrimian controversy’, V. 80, 3-4- Precambrian Research, pp. 173-191, Elsevier Science.

IAMGOLD, 2015, PowerPoint Presentation, 2015 PDAC & Exploration Meeting on the Siribaya Project by Christian Bantsimba, February 2015, 27 slides.

IAMGOLD, 2014, PowerPoint Presentation, Siribaya Project – Exploration 2013 by Christian Bantsimba and Denis Bray, October 2013, 17 slides.

Kitson, A. E., 1928, Provisional geological map of the Gold Coast and western Togoland with brief descriptive notes thereon: Gold Coast Geol, V. 2, Survey Bull, p. 13 Ledru, P., Pons J., Milési, J., Feybesse, J., and Johan, V., 1991, Transcurrent tectonics and polycyclic evolution in the Lower Proterozoic of Senegal-Mali, V. 50, 3-4- Precambrian Research, pp. 337-354, Elsevier.

Merrex Gold Inc., News Release: IAMGOLD Corporation Shareholding in Merrex Inc Increased to 25.20%, November 25, 2015 Merrex Gold Inc., News Release: Merrex Gold Announces that IAMGOLD Siribaya Earn-in Concluded, January 4, 2012.

Milési, J. P., Feybesse, J., Ledru, P., Dommanget, A., Ouedraogo, M., Marcoux, E., Prost, A., Vinchon, C., Sylvain, J., and Johan, V., 1989, Les minéralisations aurifères de l’ Afrique de l’ Ouest: Chronique de la Recherche Minière, v. 497, GeoRef.

Milési, J. P., Ledru, P., Feybesse, J. L., Dommanget, A., and Marcoux, E., 1992, Early Proterozoic ore deposits and tectonics of the Birrimian orogenic belt, West Africa, V. 58, 1-4- Precambrian Research, pp. 305-344, Elsevier.

Patrick, D.J., Laverdière, G., Gagnon, J.-M., 2012, Technical Report on the Mineral Resource Estimate Update Study on the Siribaya Gold Deposit, Kayes Region, Cercle De Kéniéba, Republic of Mali, West Africa, prepared by ACA Howe International Ltd. for Merrex Gold Inc., filed on SEDAR (September 13, 2012).

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Phillips, A.H., 2010, Mineral Resource Estimate Update, Siribaya Gold Deposit, Kayes Region, Cercle De Kéniéba, Republic of Mali, West Africa, prepared by ACA Howe International Ltd for Merrex Gold Inc., filed on SEDAR (March 2010).

Poulsen, K.H., Robert, F., and Dubé, B., 2000, Geological classification of Canadian gold deposits: Geological Survey of Canada Bulletin 540, 106 p.

Pons, J., Oudin, C., and Valero, J., 1992, Kinematics of large syn-orogenic intrusions: example of the lower Proterozoic Saraya batholith (eastern Senegal), V. 81, 2- Geologische Rundschau, pp. 473-486, Springer.

Schwartz, M., and Melcher, F., 2004, The Faleme Iron District, Senegal, V. 99, 5 Economic Geology, pp. 917-939, SecG.

Villeneuve, M., and Cornée, J.J., 1994, Structure, evolution and paleoceanography of the West African craton and bordering belts during the Neoproterozoic: Precambrian Research, v. 69, pp. 307–326.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Siribaya Project Mineral Resource Estimate, Cercle de Kéniéba, Kayes Region, Republic of Mali” and dated February 14, 2019, was prepared and signed by the following authors:

(Signed and Sealed) “Tudorel Ciuculescu”

Dated at Toronto, ON
February 14, 2019	Tudorel Ciuculescu, M.Sc., P.Geo.
Senior Geologist

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29 CERTIFICATE OF QUALIFIED PERSON

TUDOREL CIUCULESCU

I, Tudorel Ciuculescu, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the Siribaya Project Mineral Resource Estimate, Cercle de Kéniéba, Kayes Region, Republic of Mali”, prepared for IAMGOLD Corporation, and dated February 14, 2019, do hereby certify that:

1.	I am Senior Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of University of Bucharest with a B.Sc. degree in Geology in 2000 and University of Toronto with a M.Sc. degree in Geology in 2003.

3.

I am registered as a Professional Geologist in the Province of Ontario (Reg. #1882). I have worked as a geologist for a total of 14 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Preparation of Mineral Resource estimates.
•	Over 5 years of exploration experience in Canada and Chile.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43- 101.

5.	I visited the Siribaya Project on November 27 to 30, 2018.

6.	I am responsible for the entire Technical Report.

7.	I am independent of the Issuers applying the test set out in Section 1.5 of NI 43- 101.

8.	I co-authored RPA’s previous NI 43-101 technical report dated January 25, 2016.

9.	I have read NI 43- 101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 14th day of February, 2019

(Signed and Sealed) “Tudorel Ciuculescu”

Tudorel Ciuculescu, M.Sc., P.Geo.

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